OMB APPROVAL

OMB Number: 3235-0059
Expires: January 31, 2008
Estimated average burden
hours per response……14.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934 (Amendment No.   )

Filed by the Registrant [X]
Filed by a Party other than the Registrant [   ]

Check the appropriate box:

[   ]   Preliminary Proxy Statement
[   ]   **Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))**
[X]   Definitive Proxy Statement
[   ]   Definitive Additional Materials
[   ]   Soliciting Material Pursuant to §240.14a-12

MAXXAM INC.

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

[X]   No fee required.
[   ]   Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

   1)   Title of each class of securities to which transaction applies:

   2)   Aggregate number of securities to which transaction applies:

   3)   Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

   4)   Proposed maximum aggregate value of transaction:

   5)   Total fee paid:

[   ]   Fee paid previously with preliminary materials.
[   ]   Check box if any part of the fee is offset as provided by Exchange act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of this filing.

   1)   Amount Previously Paid:

   2)   Form, Schedule or Registration Statement No.:

   3)   Filing Party:

   4)   Date Filed:



1330 Post Oak Boulevard, Suite 2000
Houston, Texas 77056

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
AND PROXY STATMENT
For Meeting To Be Held May 30, 2007

TO OUR STOCKHOLDERS:

You are cordially invited to attend the 2007 Annual Meeting of Stockholders of MAXXAM Inc. to be held at 8:30 a.m., Houston time, on Wednesday, May 30, 2007, at Four Oaks Place, First Floor Auditorium, 1330 Post Oak Boulevard, Houston, Texas, for the following purposes:

1. To elect three directors to hold office until the Company's 2008 annual meeting;

2. To elect one director to hold office until the Company's 2010 annual meeting;

3. To re-approve the 2002 Omnibus Employee Incentive Plan; and

4. To transact such other business as may properly come before the annual meeting.

Stockholders of record as of the close of business on April 6, 2007, are entitled to notice of and to vote at the annual meeting. A list of stockholders entitled to vote at the annual meeting will be available for inspection by any stockholder of the Company at 1330 Post Oak Boulevard, Suite 2000, Houston, Texas, during normal business hours, for a period of ten days before the meeting.

To assure that your shares are represented at the meeting, please complete, date, sign and promptly return your Proxy Card in the enclosed envelope. You may vote in person at the meeting by following the procedures described in the attached Proxy Statement. If you plan to attend the meeting, please follow the pre-registration instructions on the back of this Proxy Statement.

By Order of the Board of Directors,

BERNARD L. BIRKEL
Secretary

Houston, Texas
April 30, 2007

TABLE OF CONTENTS

ANNUAL MEETING PROCEDURES

General

This proxy statement (the **"Proxy Statement"**) is being furnished to stockholders in connection with the solicitation by the Board of Directors of MAXXAM Inc. (the **"Company"**), a Delaware corporation, of proxies for use at the Company's 2007 Annual Meeting of Stockholders (the **"Annual Meeting"**) to be held at 8:30 a.m., Houston time, on May 30, 2007. The time, place and purposes of the Annual Meeting are set forth in the attached notice. The principal executive offices of the Company are located at 1330 Post Oak Boulevard, Suite 2000, Houston, Texas 77056, telephone (713) 975-7600.

This Proxy Statement and meeting notice, and the accompanying proxy card (the **"Proxy Card"**), are being mailed, commencing on or about April 30, 2007, to the stockholders of record as of the close of business on April 6, 2007 (the **"Record Date"**). Only holders of record of the 5,252,217 shares of Common Stock (the **"Common Stock"**) and the 668,119 shares of Class A $.05 Non-Cumulative Participating Convertible Preferred Stock (the **"Preferred Stock,"** and together with the Common Stock, the **"Capital Stock"**) of the Company outstanding as of the Record Date are entitled to vote at the Annual Meeting. Each holder of Common Stock is entitled to one vote per share and each holder of Preferred Stock is entitled to ten votes per share for on matters on which they may vote. At the Annual Meeting, the holders of Common Stock are entitled to elect three members of the Company's Board of Directors (the **"Board"**). The holders of Common Stock and Preferred Stock, voting together as a single class, are entitled to elect one member of the Board and to vote for re-approval of the 2002 Omnibus Employee Incentive Plan (the **"2002 Omnibus Plan"**).

Voting and Admission Procedures

Whether or not you plan to attend the Annual Meeting, please complete, date, sign and promptly return the enclosed Proxy Card in the envelope included herewith. The persons authorized to act as proxies at the Annual Meeting are Bernard L. Birkel, J. Kent Friedman and M. Emily Madison. You may revoke your Proxy Card at any time prior to its use by filing a later-dated proxy or by voting your shares in person at the Annual Meeting. Proxy Cards will be voted in accordance with the directions specified thereon or, in the absence of instructions, "FOR" the election of the nominees to the Board named in this Proxy Statement and for re-approval of the 2002 Omnibus Plan.

All stockholders as of the Record Date, or their duly appointed proxies, may attend the meeting. Seating, however, is limited. Admission to the meeting will be on a first-come, first-served basis. Registration is expected to begin at approximately 8:00 a.m. Cameras, recording equipment, communication devices or other similar equipment will not be permitted in the meeting room without the prior written consent of the Company. In addition, posters, placards or other signs or materials may not be displayed inside the meeting facility. The meeting will be conducted in accordance with certain rules and procedures established by the Company, which will be available or announced at the Annual Meeting.

In order to expedite your admission to the Annual Meeting, we suggest that you pre-register by completing the Pre-Registration Request set forth on the back cover page of this Proxy Statement and sending it by facsimile to (877) 267-3702 before 5:00 p.m., Houston time, on May 25, 2007. Persons who pre-register will be required to verify their identity at the registration table with a driver's license or other appropriate identification bearing a photograph. The Company may in its discretion admit appropriately credentialed members of the media.

PLEASE NOTE THAT IF YOU HOLD YOUR SHARES IN "STREET NAME" (THROUGH A BROKER, BANK OR OTHER NOMINEE), YOU WILL NEED TO BRING A COPY OF A BROKERAGE OR SIMILAR STATEMENT REFLECTING YOUR STOCK OWNERSHIP AS OF THE RECORD DATE. ALL STOCKHOLDERS, OR THEIR DULY APPOINTED PROXIES, WILL BE REQUIRED TO CHECK IN AT THE REGISTRATION DESK PRIOR TO THE ANNUAL MEETING. ALL STOCKHOLDERS, REGARDLESS OF THEIR FORM OF OWNERSHIP, AND ALL PROXIES WILL ALSO BE REQUIRED TO VERIFY THEIR IDENTITY WITH A DRIVER'S LICENSE OR OTHER APPROPRIATE IDENTIFICATION BEARING A PHOTOGRAPH.

The Company's Transfer Agent is American Stock Transfer & Trust Company. All communications concerning accounts of stockholders of record, including address changes, name changes, inquiries as to requirements to transfer shares of stock and similar issues, may be handled by contacting the Transfer Agent at (800) 937-5449 or via the Internet at www.amstock.com.

PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD. RETURN IT PROMPTLY IN THE ENVELOPE PROVIDED. IF YOUR SHARES ARE REGISTERED IN THE NAME OF A BROKER, BANK OR OTHER NOMINEE, PLEASE CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND INSTRUCT HIM OR HER TO VOTE THE PROXY CARD AS SOON AS POSSIBLE. IF YOU PLAN TO ATTEND THE ANNUAL MEETING TO VOTE IN PERSON AND YOUR SHARES ARE REGISTERED IN THE NAME OF A BROKER, BANK OR OTHER NOMINEE, YOU MUST OBTAIN A PROXY FROM SUCH NOMINEE ASSIGNING VOTING RIGHTS TO YOU.

Quorum and Voting Rules

The presence, in person or by proxy, of the holders of shares of Capital Stock entitled to cast a majority of the votes entitled to be cast at the Annual Meeting is required to constitute a quorum for the transaction of business at the Annual Meeting. Under applicable Delaware law, abstentions, broker non-votes (i.e., shares held in street name as to which the broker, bank or other nominee has no discretionary power to vote on a particular matter and has received no instructions from the persons entitled to vote such shares), and withhold authority designations are counted for purposes of determining the presence or absence of a quorum for the transaction of business. Directors are elected by a plurality of votes. Votes for directors may be cast in favor or withheld; votes that are withheld or broker non-votes will be excluded entirely from the vote and will have no effect on the outcome. Abstentions may not be specified in the election of directors. A stockholder may, with respect to any other matter specified in the notice of the meeting, (i) vote "FOR," (ii) vote "AGAINST" or (iii) "ABSTAIN" from voting. See the description of specific proposals for the vote required to adopt any such proposal. Shares represented by Proxy Cards that are marked "abstain" on such matters and proxies relating to broker non-votes will not be treated as shares voting and therefore will not affect the outcome of the vote on such matters.

Solicitation of Proxies

The cost of mailing and soliciting proxies in connection with the Annual Meeting will be borne by the Company. In addition to solicitations by mail, proxies may also be solicited by the Company and its directors, officers and employees (who will receive no compensation therefor beyond their regular salaries or fees). Arrangements also will be made with brokerage houses and other custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the Common Stock and Preferred Stock of the Company, and such entities will be reimbursed for their expenses.

Stockholder Proposals for the 2008 Annual Meeting

Other than director nominees, proposals which stockholders wish to present at the 2008 annual meeting must be received by the Company no later than January 2, 2008. This includes any proposals pursuant to Rule 14a-8 of the proxy rules of the Securities and Exchange Commission (the **"SEC"**). Stockholder submissions of director nominees must be made to the Company by no later than March 31, 2008 (by delivery or first class mail) to be presented at the meeting. Any such stockholder communications must be sent to the Company's Secretary at 1330 Post Oak Boulevard, Suite 2000, Houston, Texas 77056.

ANNUAL MEETING BUSINESS

Election of Directors

The Company's charter provides for three classes of directors having staggered three-year terms of office. These directors are elected by the holders of the Common Stock and Preferred Stock, voting together as a single class (the **"General Directors"**). The Company's charter also entitles the holders of Common Stock, voting as a separate class, to elect the greater of (i) two directors, or (ii) 25% of the total number of directors (rounded up to the nearest whole number) (**"Common Directors"**). The Board has designated three out of its seven directors as Common Director nominees. Common Directors serve one-year terms.

Four directors will be elected at the Annual Meeting. The Company's three nominees for Common Director are Robert J. Cruikshank, Stanley D. Rosenberg and Michael J. Rosenthal. Shawn M. Hurwitz (sometimes referred to herein as **"S. Hurwitz"**) has been nominated by the Company to stand for election as a General Director (to hold office until the 2010 annual meeting). Each nominee is currently a member of the Board, and has extensive experience in other board and business positions. See "Executive Officers and Directors" and "Principal Stockholders and Management Ownership" for information concerning each of the nominees and other Company directors, including the dates on which they first became directors, their business experience during the past five years, and the number of shares of the Company's Common Stock and Preferred Stock beneficially owned by each of them as of the Record Date. Each director nominee has consented to serve if elected.

The Board of Directors recommends a vote "FOR" the election of Messrs. Cruikshank, Rosenberg and Rosenthal as Common Directors and Mr. S. Hurwitz as a General Director of the Company.

Proxy Cards will be voted for the election of these nominees, except where authority has been withheld as to a particular nominee or as to all such nominees. Should any of these nominees unexpectedly decline or be unable to serve as a director of the Company, the persons named on the Proxy Card will vote for the election of such other person, if any, as the Board may recommend.

Re-approval of the 2002 Omnibus Plan

Introduction

At the 2002 Annual Meeting of Stockholders, the Company's stockholders approved the Company's 2002 Omnibus Employee Incentive Plan, which is referred to herein as the "2002 Omnibus Plan." The purpose of the 2002 Omnibus Plan is to benefit the Company's stockholders by increasing the proprietary interest of the Company's middle and executive management in the success of the Company and its subsidiaries. The Company also believes that the 2002 Omnibus Plan advances the interests of the Company's stockholders by enabling the Company to attract and retain the services of key employees.

Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to public companies for certain compensation in excess of $1 million paid to a company's chief executive officer and the four other most highly compensated executive officers. Certain compensation, including "performance based compensation," is not included in compensation subject to the $1 million limitation. In particular, income recognized upon the exercise of stock options, stock appreciation rights ("**SAR**s") and the other stock-based incentive alternatives issuable under the 2002 Omnibus Plan is generally not subject to the deduction limit. However, Section 162(m) requires that the entire 2002 Omnibus Plan be re-approved by the stockholders every fifth year. Accordingly, the Company is submitting the 2002 Omnibus Plan for re-approval by its stockholders.

The Board of Directors and management recommend that the stockholders of the Company vote "FOR" approval of the 2002 Omnibus Plan.

The following summary describes the 2002 Omnibus Plan. This summary is qualified in all respects by reference to the full text of the 2002 Omnibus Plan, a copy of which is attached hereto as **Appendix A**.

General Plan Provisions

The 2002 Omnibus Plan allows for the grant of incentive stock options ("**ISOs**"), non-qualified stock options, SARs, performance units, performance shares, restricted stock and unrestricted stock. Up to 700,000 shares of

Common Stock and 70,000 shares of Preferred Stock are available for awards or for payment of rights granted under the 2002 Omnibus Plan. These and the other share amounts noted below are subject to adjustment in the event of certain changes in the capitalization of the Company. Payments under the 2002 Omnibus Plan for other than direct awards of stock may be made in cash, in stock or partly in each, at the discretion of the Committee. Terminated or lapsed awards, and awards exercised for cash, are again available for award.

The maximum number of shares of Common Stock for which awards may be granted to a participant during any calendar year is 350,000. The maximum number of shares of Preferred Stock for which awards may be granted to a participant during any calendar year is 70,000, provided that awards made in respect of Preferred Stock may not at any time exceed 10% of awards previously made in respect of Common Stock. Varying vesting schedules may be used for awards.

The 2002 Omnibus Plan expires on March 31, 2012. Awards made prior to termination of the plan remain in effect until they shall have been exercised, satisfied or terminated pursuant to the terms of the plan. The 2002 Omnibus Plan may be amended or modified, provided that the change may not adversely impact previous awards without consent of the grantee.

The Section 162(m) Compensation Committee of the Board (the **"162(m) Committee"**) administers the 2002 Omnibus Plan. The 162(m) Committee is comprised solely of at least two "outside" directors as such term is defined under Section 162(m) of the Internal Revenue Code. The 162(m) Committee selects participants for awards in its sole discretion, including but not limited to those employees of the Company and its subsidiaries recommended by senior management. Directors and consultants to the Company and its subsidiaries are also eligible for awards under the plan. Since adoption of the 2002 Omnibus Plan, yearly grants have been made to between 10-15 people per year.

New Plan Benefits

Because future awards under the 2002 Omnibus Plan will be granted at the discretion of the 162(m) Committee, the award recipients, and number, type, vesting schedule or other terms of awards, cannot currently be determined. See "Executive Compensation–Grants of Plan-Based Awards Table" below for information regarding 2006 grants to the Company's executive officers. Also see "Executive Compensation–Outstanding Equity Awards at Fiscal Year-End Table" for information regarding outstanding equity awards held by the Company's executive officers as of December 31, 2006, including the number held, and the exercise price and expiration date. For the Company's current executive officers, the instruments issued under the 2002 Omnibus Plan are those indicated in the table as having an expiration date in 2012 or later.

Stock Options

As noted above, the 162(m) Committee may grant ISOs and non-qualified options to purchase Common Stock or Preferred Stock. The exercise price for any ISO may be not less than fair market value of such stock on the date of grant. The Section 162(m) Committee has historically treated grants of non-qualified options in the same manner. The exercise price may be paid in cash, in previously-acquired stock held for at least six (6) months, or by combination of cash and stock. The 162(m) Committee may also approve other forms of payment.

Stock Appreciation Rights

The 162(m) Committee may grant SARs in conjunction with, or apart from, stock options. An SAR entitles the grantee to receive a payment from the Company equal to the excess of the fair market value of a share of Common Stock or Preferred Stock on the date of exercise over fair market value on the date of grant. The 162(m) Committee may establish a maximum appreciation value when granting SARs. Payment upon exercise of SARs may be made in cash, stock, or a combination thereof, at the discretion of the 162(m) Committee.

Restricted Stock

The 162(m) Committee may also grant shares of restricted Common or Preferred Stock. The 162(m) Committee may make the vesting of restricted stock subject to various conditions, including the participant remaining employed by the Company for a specified period. Participants holding shares of restricted stock may exercise full voting rights, but are not entitled to receive ordinary dividends, in respect of such shares

Performance Units and Performance Shares

The 162(m) Committee may also grant performance units and performance shares. In such event, the 162(m) Committee would establish performance goals, that would to the extent they are satisfied, determine the ultimate value of such award. Payment may be made in cash, stock, or a combination thereof, and in a lump sum or installments, in each instance as the 162(m) Committee determines.

Unrestricted Stock

In addition to issuances of stock upon exercise of stock options, unrestricted shares of Common and Preferred Stock may be awarded in connection with distributions due on the exercise of SARs, or as payment on performance units or performance shares.

Certain Federal Tax Consequences

The following summary is a general discussion of certain Federal income tax consequences that can affect the Company and participants under the 2002 Omnibus Plan in connection with specified plan awards. This discussion is based upon current law, which is subject to change (possibly with retroactive effect). Moreover, it does not address particular situations, including the tax treatment applicable to individual participants. This summary assumes that awards granted under the 2002 Omnibus Plan are exempt from or comply with the rules under Section 409A of the Internal Revenue Code.

The grant of a non-qualified stock option creates no taxable income to a participant. Upon exercise of a non-qualified stock option, a participant will generally recognize taxable ordinary income to the extent the fair market value of the stock on the date of exercise exceeds the exercise price. When the stock is eventually sold, a participant will generally recognize capital gain or loss to the extent the sale price differs from the fair market value of the stock on the date of exercise. To the extent that a participant recognizes taxable ordinary income, the Company will generally receive a corresponding tax deduction, except to the extent the limitations of Section 162(m) of the Internal Revenue Code are applicable.

The grant and the exercise of an ISO generally create no regular taxable income to a participant. When the stock is eventually sold, if the sale occurs at least two years after the grant date of the option and at least one year after the date the option is exercised, the excess of the sales price over the exercise price is treated as a capital gain. If the holding period requirements are not met, a participant recognizes taxable ordinary income in an amount equal to the lesser of (i) the fair market value of the stock on the date of exercise over the exercise price, or (ii) the sales price over the exercise price. Any excess of the sale price over the fair market value of the stock on the date of exercise is taxed as capital gain to the participant. The Company will generally receive a corresponding tax deduction to the extent the gain recognized by the participant is treated as ordinary income. The exercise of an ISO may in some cases trigger liability for the alternative minimum tax.

The grant of performance units or performance shares normally creates no taxable income to the participant. Upon payment of such awards, the amount of cash and/or the fair market value of stock received by the participant will generally be recognized as taxable ordinary income, and the Company will generally receive a corresponding tax deduction.

The grant of SARs generally creates no taxable income to the participant. Upon the exercise of the SARs, the amount of cash and/or the fair market value of stock received by the participant will generally be recognized as taxable ordinary income, and the Company will generally receive a corresponding tax deduction.

Restricted stock is generally not taxable to a participant until the restricted stock is no longer subject to restrictions or to a substantial risk of forfeiture. A participant may, however, elect to have an amount equal to the difference between the fair market value of the stock on the date of grant and the participant's cost, if any, taxed as ordinary income at the time of the grant, with any future appreciation taxed as capital gain. In the absence of such an election, upon lapse of the restrictions or a substantial risk of forfeiture, a participant recognizes taxable ordinary income to the extent that the fair market value of the stock on the date the restrictions lapse exceeds the participant's cost, if any. Subsequent appreciation in the value of the restricted stock is taxable as capital gain to the participant when recognized. To the extent that a participant recognizes taxable ordinary income, the Company will generally receive a corresponding tax deduction.

Unrestricted stock is generally taxable to a participant upon receipt in an amount equal to the difference between the fair market value of the stock on the date of grant and the participant's cost, if any. Any such amount is taxed as ordinary income at the time of the grant, with any future appreciation taxed as capital gain when recognized. The Company generally receives a tax deduction in the amount of taxable ordinary income recognized by the participant.

The Company's ability to deduct the foregoing amounts is subject to the limitations of Section 162(m) of the Internal Revenue Code, as described in "–Introduction" above.

Requisite Approval

Approval of the 2002 Omnibus Plan requires the affirmative vote of the holders of a majority of the Company's Capital Stock represented at the Annual Meeting.

Other Business

Neither the Board nor management intends to bring any business before the Annual Meeting other than the matters referred to in this Proxy Statement. Nor do the Company's bylaws allow any stockholder to bring any such other matter before the Annual Meeting. Nonetheless, if any other business should properly come before the meeting, or any postponement or adjournment thereof, the persons named on the Proxy Card will vote on such matters according to their best judgment.

CORPORATE GOVERNANCE

The Board and its Committees

The Board held seven meetings and acted by written consent on nine occasions during 2006. In addition, management confers frequently with directors on an informal basis to discuss Company affairs. During 2006, no director attended fewer than 75% of the aggregate number of meetings of the Board and the committees of the Board on which he served. The Company encourages all of its directors to attend the Annual Meeting and to facilitate this, schedules a regular Board meeting in conjunction with the Annual Meeting. All of the directors attended the annual meeting last year. The Board has determined that Messrs. Cruikshank, Levin, Rosenberg and Rosenthal are "independent" under the current standards of the American Stock Exchange (**"AMEX"**) applicable to boards of directors. In making this determination, the Board considers any transactions or relationships between any of such directors and the Company or any of its affiliates. This included the fact that Mr. Levin's law firm performs limited legal services for the Company and various of its subsidiaries and other affiliates.

The Board has the following standing committees: Executive, Audit, Conflicts and Compliance, Compensation Policy, and Section 162(m) Compensation. The Board does not have a standing nominating committee nor does it have any committee performing a similar function. See "–Nomination Process" below for further information. The Executive Committee meets on call and has authority to act on most matters during the intervals between meetings of the entire Board. Messrs. Charles E. Hurwitz (sometimes referred to herein as **"C. Hurwitz"**), S. Hurwitz and Levin were the members of this committee during 2006, with Mr. C. Hurwitz serving as its Chairman. The Executive Committee did not meet or act by written consent during 2006.

The Audit Committee serves as an independent and objective party to oversee the integrity of the Company's accounting and financial reporting processes and internal control system, including the Company's system of internal controls regarding financial reporting and accounting that management and the Board have established. Consistent with such function, the Audit Committee encourages continuous improvement of, and fosters adherence to, the Company's policies, procedures and practices at all levels. The Company's independent accountants report directly to the Audit Committee, which selects, sets compensation for, and evaluates the performance and independence of the Company's independent accountants. The Audit Committee also fosters an open avenue of communication among senior management, the independent accountants and the Board. The Audit Committee has adopted a written charter, a copy of which is attached hereto as **Appendix B**. Messrs. Rosenthal (Chairman), Cruikshank and Rosenberg served as members of this committee during 2006. The Audit Committee met on four occasions during the year and did not act by written consent. The Company has determined that each member of the Audit Committee is "independent" under the current standards of the AMEX applicable to audit committees. In addition, the Board has determined that Mr. Cruikshank is an "audit committee financial expert" within the meaning of Item 401(h) of SEC Regulation S-K. Also see "Audited Related Matters" below.

The Conflicts and Compliance Committee (the **"Conflicts Committee"**) is responsible for (i) ensuring that appropriate policies with regard to employee conduct pursuant to legal and ethical business standards are formulated, maintained, periodically reviewed and properly implemented and enforced, (ii) reviewing possible conflicts of interest, and (iii) establishing, maintaining, governing and enforcing policies regarding sensitive payments, insider trading with regard to the Company's equity securities and similar policies. Messrs. Rosenberg

(Chairman), Cruikshank, Friedman, Levin and Rosenthal served as members of the Conflicts Committee during 2006. This committee met on three occasions during the year and did not act by written consent. See also "Code of Conduct" below.

The Compensation Policy Committee (the **"Policy Committee"**) reviews and approves proposals concerning (i) in general, the establishment or substitution of benefit plans, or material amendments to existing benefit plans, and (ii) salaries or other compensation, including payments awarded pursuant to bonus and benefit plans maintained by the Company, and in certain instances, the Company's subsidiaries. However, the Policy Committee is not responsible for the matters specified in the following paragraph. Messrs. Levin (Chairman), Cruikshank, Rosenberg and Rosenthal served as members of this committee during 2006. The Policy Committee met on seven occasions during the year and acted by written consent on three occasions.

The Board is responsible for administering and amending the Company's 1994 Non-Employee Director Stock Plan, as amended and restated in 2004. The 162(m) Committee has the authority to administer and make amendments to the Company's Executive Bonus Plan, as amended in 2003 (the **"Executive Bonus Plan"**), the 2002 Omnibus Plan, and the Company's 1994 Omnibus Employee Incentive Plan. The 162(m) Committee also establishes criteria to be used in determining awards to be made pursuant to the Executive Bonus Plan, and approves awards made pursuant to the 2002 Omnibus Plan. The 162(m) Committee would also have the authority noted above with respect to any future plans or programs, if any, intended to comply with the provisions of Section 162(m) of the Internal Revenue Code. During 2006, Messrs. Cruikshank (Chairman), Rosenberg and Rosenthal served as members of this committee, and the committee held seven meetings and acted by written consent in one instance.

Director Compensation

See "Director Compensation" for information regarding compensation of the Company's directors.

Policy Committee Interlocks and Insider Participation

No person who served on the Policy Committee or the 162(m) Committee during 2006 was an officer or employee of the Company or any of its subsidiaries at any time during 2006, nor was any of such persons formerly an officer of the Company or any of its subsidiaries. During 2006, no executive officer of the Company served as (i) a member of the compensation committee (or other board committee performing equivalent functions) of another entity, one of whose executive officers served on the Policy Committee or the 162(m) Committee, (ii) a director of another entity, one of whose executive officers served on the Policy Committee or the 162(m) Committee, or (iii) a member of the compensation committee (or other board committee performing equivalent functions) of another entity, one of whose executive officers served as a director of the Company.

Nomination Process

The Company is a "controlled company" as such term is defined in the rules of the AMEX (due to the level of stock ownership of Mr. C. Hurwitz) and does not have a standing nominating committee as it believes this is unnecessary. The Company's Board of Directors relies on the expertise of the Board as a whole in choosing its director candidates. The Company's directors are familiar with each other through their Board service. Each of the directors is also highly experienced and knowledgeable in business and board affairs. The nominees named in this Proxy Statement were unanimously recommended by the full Board for submission to the stockholders as the Company's nominees. Should the Company or the Board determine in the future that additional or other Board nominees are advisable, it is likely that a variety of sources would be consulted for possible candidates, including the directors of the Company, various advisors to the Company, and possibly one or more director search firms. Appropriate consideration also would be given to nominees for director previously suggested by stockholders of the Company. The process by which a stockholder of the Company may suggest a nominee for director of the Company can be found under "Annual Meeting Procedures–Stockholder Proposals for the 2008 Annual Meeting."

Stockholder Communications with Directors

Due to the small number of communications from outside stockholders received by the Company, the Board has not adopted a formal process for receiving communications from stockholders. However, a stockholder may contact the Board, or any individual director, by sending a written communication to Board of Directors, MAXXAM Inc., c/o Corporate Secretary, 1330 Post Oak Boulevard, Suite 2000, Houston, Texas 77056. A stockholder's letter should indicate that he or she is a stockholder of the Company. The Corporate Secretary will either (a) distribute such communication to the Board, or a member or members thereof, as appropriate depending upon the facts and circumstances described in the communication received, or (b) determine that the communication should not be forwarded to the Board or any of its members because, in that person's judgment, (i) the communication is primarily commercial in nature, relates to the Company's ordinary business or otherwise relates to matters that are not relevant to the Board, or (ii) the Company's management can adequately address the stockholder inquiry or request, in which case the inquiry or request will be forwarded to the appropriate individual for action.

Code of Conduct

All of the Company's directors and its officers and other employees (including senior executive, financial and accounting officers) are held accountable for adherence to the Company's Code of Business Conduct and related compliance manuals (the **"Code of Conduct"**). The Code of Conduct is intended to promote compliance with applicable governmental laws and regulations and help assure adherence to the highest ethical standards of conduct, and that persons subject to the Code of Conduct act as responsible citizens. The Code of Conduct covers a variety of areas, including conflicts of interest, financial reporting and disclosure and internal controls, protection of Company assets and confidentiality, antitrust requirements, political participation, protection of the environment, insider trading, and discrimination and harassment. Employees have an obligation to promptly report any known or suspected violation of the Code of Conduct and retaliation is prohibited.

Copies of the Code of Conduct may be obtained (without charge) by writing to MAXXAM Inc., c/o Corporate Secretary, 1330 Post Oak Boulevard, Suite 2000, Houston, Texas 77056.

EXECUTIVE OFFICERS AND DIRECTORS

The following table sets forth biographical information, as of the Record Date (unless otherwise indicated), with respect to the executive officers, directors and director nominees of the Company. All officers and directors hold office until their respective successors are elected and qualified or until their earlier resignation or removal.

Name	Positions and Offices with the Company
Charles E. Hurwitz	Chairman of the Board, President and Chief Executive Officer
J. Kent Friedman	Co-Vice Chairman of the Board and General Counsel
Shawn M. Hurwitz	Co-Vice Chairman of the Board
M. Emily Madison	Vice President, Finance and Acting Chief Financial Officer
Bernard L. Birkel	Secretary
Robert J. Cruikshank	Director
Ezra G. Levin	Director
Stanley D. Rosenberg	Director
Michael J. Rosenthal	Director

Charles E. Hurwitz. Mr. Hurwitz, age 66, has served as a member of the Board and the Executive Committee of the Company since August 1978 and was elected as Chairman of the Board and Chief Executive Officer of the Company in March 1980. He also served the Company as President from January 1993 to January 1998 and again assumed the role of President in April 2006. Mr. Hurwitz is the President and Director of Giddeon Holdings, Inc. (**"Giddeon"**), which is primarily engaged in the management of investments and is indirectly a principal stockholder of the Company.

J. Kent Friedman. Mr. Friedman, age 63, was elected a director and Vice Chairman of the Company in May 2000, and has served as General Counsel of the Company since December 1999. Mr. Friedman was a partner in Mayor, Day, Caldwell & Keeton, L.L.P., a Houston law firm, from 1982 through December 1999, and was the Managing Partner of that firm from 1982 through 1992. Mr. Friedman also serves as Vice Chairman of the Board of the Harris County-Houston Sports Authority and is President of the Mickey Leland Kibbutzim Internship Foundation. He served as Co-Chairman of the Greater Houston Inner City Games from 1998 to 2003, on the Board of Regents of Texas Southern University from 1987 to 1990, and on the Executive Committee of the Board of Directors of the Houston Symphony from 1984 to 1999.

Shawn M. Hurwitz. Mr. Hurwitz, age 41, was elected a director and Co-Vice Chairman of the Company in April 2006. Mr. Hurwitz is a nominee for election as a General Director of the Company to serve until the 2010 meeting. He is also the President and Chief Executive Officer of MAXXAM Property Company (**"MPC"**), a wholly owned subsidiary of the Company engaged in real estate operations. He has served in such capacity since August 2002. Prior to that, he was a Vice President of MPC since February 1993. Mr. Hurwitz is Chairman Emeritus of the Board for the Knowledge Is Power Program (**"KIPP"**) organization that includes several open-enrollment public schools providing education services for underserved pre-K to 11th grade students. He is also a member of the Board of Directors of KIPP Foundation, which oversees KIPP Schools nationwide. Mr. Hurwitz is the son of Charles E. Hurwitz, the Chairman of the Board, President and Chief Executive Officer of the Company.

M. Emily Madison. Ms. Madison, age 38, joined the Company in April 2005 as Vice President, Finance, and on July 10, 2006, was also elected Acting Chief Financial Officer of the Company to fill the vacancy resulting from the departure of the Company's Chief Financial Officer. Prior to joining the Company, Ms. Madison was a partner in Ernst & Young LLP from May 2002 until April 2005 and a partner in Arthur Andersen LLP from September 2001 until May 2002. From 1990 to 2001, Ms. Madison held various positions with Arthur Andersen LLP. She is a Certified Public Accountant, and a member of both the American Institute of Certified Public Accountants and Financial Executives International.

Bernard L. Birkel. Mr. Birkel, age 57, was named Secretary of the Company in May 1997. He served as Managing Counsel–Corporate of the Company from May 1997 to February 2000, when he was appointed Senior Assistant General Counsel. Mr. Birkel was Assistant Secretary of the Company from May 1991 to May 1997. He served as Senior Corporate Counsel of the Company from August 1992 until May 1997. Prior to joining the Company as Corporate Counsel in August 1990, Mr. Birkel was a partner in the Houston law firm of Woodard, Hall & Primm, P.C.

Robert J. Cruikshank. Mr. Cruikshank, age 76, has served as a director of the Company since May 1993. Mr. Cruikshank is a nominee for reelection as a Common Director of the Company to serve until the 2008 annual meeting. Mr. Cruikshank was a Senior Partner in the international public accounting firm of Deloitte & Touche LLP from December 1989 until his retirement in March 1993. Mr. Cruikshank served on the Board of Directors of Deloitte Haskins & Sells from 1981 to 1985 and as Managing Partner from June 1974 until the firm's merger with Touche Ross & Co. in December 1989. Mr. Cruikshank also serves as a director of Encysive Pharmaceuticals, Inc., a pharmaceutical company; as a trust manager of Weingarten Realty Investors; and as advisory director of Compass Bank–Houston. Mr. Cruikshank has also served in a leadership capacity at a number of leading academic and health care organizations including: the Board of Directors, Texas Medical Center since 1989, and Regent and Vice Chairman of The University of Texas System from 1989 to 1995.

Ezra G. Levin. Mr. Levin, age 73, was first elected a director of the Company in May 1978.   Mr. Levin is a member and co-chair of the New York and Paris law firm of Kramer Levin Naftalis & Frankel LLP. He has held leadership roles in various legal and philanthropic capacities. Mr. Levin has previously served as a trustee on behalf of the Securities Investor Protection Corporation, and taught as a visiting professor at the University of Wisconsin Law School, at Columbia College, and other academic institutions.

Stanley D. Rosenberg. Mr. Rosenberg, age 75, has served as a director since June 1981. He is a nominee for reelection as a Common Director of the Company to serve until the 2008 annual meeting. Mr. Rosenberg is a partner in the San Antonio, Texas law firm of Loeffler Tuggey Pauerstein Rosenthal LLP. He was a partner in the law firm of Arter & Hadden LLP from April 1999 until May 2001; a partner in the law firm of Rosenberg, Tuggey, Agather, Rosenthal & Rodriguez from February 1990 through April 1999; and a partner in the law firm of Oppenheimer, Rosenberg & Kelleher, Inc. from its inception in 1971 until February 1990. Mr. Rosenberg has also held leadership roles in various legal and philanthropic capacities including: Committee Chairman–State Bar of Texas Task Force on Title Companies (1984 to 1990); Member, University of Texas Graduate School of Business Advisory Council (1991 to 1992); Member of the Board of Visitors, University of Texas Law School (1992 to 1994); and, Director, University of Texas Health Science Center Development Board (1994 to present).

Michael J. Rosenthal. Mr. Rosenthal, age 63, was first elected as a director of the Company in May 2000. He is a nominee for reelection as a Common Director of the Company to serve until the 2008 annual meeting. Since 1986, Mr. Rosenthal has served as Chairman and President of M. J. Rosenthal and Associates, Inc., an investment and consulting company. Mr. Rosenthal has also served as Chairman of Skins Inc., a manufacturer of men's and women's shoes since 2005, and as Chairman and Chief Executive Officer of Bill Blass New York, a high-end manufacturer of women's clothing since 2006. From 1984 to 1986, Mr. Rosenthal served as a partner and a Managing Director of Wesray Capital Corporation, an investment company, and prior to that was Senior Vice President and Managing Director of the Mergers and Acquisitions Department of Donaldson, Lufkin & Jenrette, Inc., an investment banking firm. Mr. Rosenthal also serves as a director and Treasurer of the Horticultural Society of New York. Over the last several years, Mr. Rosenthal has also served as Chairman, a director and/or Chief Executive Officer of a number of companies including: American Vision Centers, Inc., Northwestern Steel & Wire Company, Star Corrugated Box Co., Inc., Vector Distributors, Inc., Western Auto Supply Company and Wilson Sporting Goods Company. In September 2004, he was appointed a director of Nobel Learning Communities, Inc., a for-profit provider of education and school management services.

PRINCIPAL STOCKHOLDERS AND MANAGEMENT OWNERSHIP

Ownership Table

The following table sets forth, as of April 6, 2007, the beneficial ownership of the Company's Common Stock and Preferred Stock by those persons known by the Company to own beneficially more than 5% of either class, each of the executive officers named in the Summary Compensation Table set forth below, each of the directors or nominees for director, and all directors and executive officers of the Company as a group.

Name Of Beneficial Owner	Title of Class	Amount and Nature of Beneficial Ownership[1]	% of Class	Aggregate Voting Power[2]
The Stockholder Group[3][4]	Common Stock Preferred Stock	3,428,187[5][6] 662,441	58.9 99.2	80.4
Gilda Investments, LLC[3]	Common Stock	2,472,743[5]	46.9	20.7
Christian Leone	Common Stock	687,480[7]	13.1	5.8
Dimensional Fund Advisors Inc.	Common Stock	337,507[8]	6.4	2.8
Bernard L. Birkel	Common Stock	14,948[9]	*	*
Robert J. Cruikshank	Common Stock	6,100[10]	*	*
J. Kent Friedman	Common Stock	51,013[9]	*	*
Charles E. Hurwitz[3][4]	Common Stock Preferred Stock	3,428,187[5][6] 662,441	58.9 99.2	80.4
Shawn M. Hurwitz	Common Stock	25,255[9]	*	*
Ezra G. Levin	Common Stock	6,100[10]	*	*
M. Emily Madison	Common Stock	3,060[9]	*	*
Stanley D. Rosenberg	Common Stock	7,100[10]	*	*
Michael J. Rosenthal	Common Stock	3,200[9]	*	*
All directors, nominees for director and executive officers of the Company as a group (9 persons)	Common Stock Preferred Stock	3,544,963[11] 662,441	59.7 99.2	80.6

*   Less than 1%.

[1]   Unless otherwise indicated, the beneficial owners have sole voting and investment power with respect to the shares listed in the table. Includes (a) the number of shares in respect of stock options exercisable as of or within 60 days after the Record Date, and (b) the number of shares of stock that would have been received were stock used as payment upon exercise of all above-the-market SARs exercisable as of or within 60 days after the Record Date.

[2]   This column is included because the Preferred Stock is generally entitled to ten votes per share, while the Common Stock is entitled to one vote per share.

[3]   Gilda Investments, LLC (**"Gilda"**) is a wholly owned subsidiary of Giddeon. Gilda, Giddeon, the Hurwitz Investment Partnership L.P. and Mr. C. Hurwitz may be deemed a "group" (the **"Stockholder Group"**) within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended. The address of these entities and Mr. C. Hurwitz is 1330 Post Oak Boulevard, Suite 2000, Houston, Texas 77056.

(The footnotes are continued on the following page)

[4] Mr. C. Hurwitz serves as the sole director of Giddeon, and together with members of his immediate family and trusts for the benefit thereof, owns all of the voting shares of Giddeon. His positions include Chairman of the Board, President and Chief Executive Officer of the Company and Chairman of the Board and President of Giddeon. By reason of the foregoing and his relationship with the members of the Stockholder Group, Mr. C. Hurwitz may be deemed to possess shared voting and investment power with respect to the shares held by the Stockholder Group.

[5] Includes (a) 2,451,714 shares owned by Gilda as to which Mr. C. Hurwitz indirectly possesses voting and investment power, and (b) an option held by Gilda to purchase 21,029 shares.

[6] Includes (a) 46,277 shares separately owned by Mr. C. Hurwitz's spouse and as to which Mr. C. Hurwitz disclaims beneficial ownership, (b) 315,684 shares held directly by Mr. C. Hurwitz, (c) options/SARs held by Mr. C. Hurwitz exercisable as of or within 60 days after the Record Date relating to 546,983 shares, and (d) 46,500 shares of Common Stock owned by the Hurwitz Investment Partnership L.P., a limited partnership in which Mr. C. Hurwitz and his spouse each hold a 4.32% interest as General Partner, with the remaining interests in such limited partnership being held by trusts for the benefit of Mr. C. Hurwitz's children.

[7] This information is based solely on a Schedule 13G/A (the "**Leone 13G**") filed with the SEC on February 11, 2005, on behalf of Christian Leone, LCG Holdings, LLC ("**LCGH**"), Luxor Capital Group, LP ("**LCG**"), Luxor Capital Partners, LP ("**LCP**"), Luxor Management, LLC ("**LM**"), and Luxor Capital Partners Offshore, Ltd. ("**LCPO**"). The Leone 13G indicates that Mr. Leone is the managing member of LCGH and LM; LCGH is the general partner of LCP; LM is the general partner of LCG; LCG is the investment manager of LCP and LCPO; and LCP and LCPO directly own the shares reported in the Leone 13G. The business address of the filers of the Leone 13G is 599 Lexington Avenue, 35th Floor, New York, New York 10022.

[8] This information is based solely on a Schedule 13G/A (the "**Dimensional 13G**") filed with the SEC on February 9, 2007, by Dimensional Fund Advisors Inc. ("**Dimensional**"), a Delaware corporation which is a registered investment advisor. The Dimensional 13G indicates that Dimensional has sole voting and dispositive power with respect to 341,825 shares and that all of such shares are owned by other persons or entities having the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, such shares. The business address of Dimensional is 1299 Ocean Avenue, 11th Floor, Santa Monica, California 90401.

[9] Relates to options/SARs exercisable as of or within 60 days after the Record Date.

[10] Includes options/SARs exercisable as of or within 60 days after the Record Date relating to 5,100 shares.

[11] Mr. C. Hurwitz beneficially owns 3,428,187 of such shares (see footnotes (4), (5), and (6) above). The remaining shares consist of the following amounts held by the other directors and officers of the Company: (a) 4,000 shares, and (b) options/SARs exercisable as of or within 60 days after the Record Date relating to 112,776 shares.

Section 16 Compliance

Based solely upon a review of such copies of Forms 3, 4 and 5 and any amendments thereto furnished to the Company with respect to its most recent fiscal year, and written representations from the reporting persons, the Company believes that all filing requirements were complied with which were applicable to its officers, directors and beneficial owners holding greater than ten percent.

EXECUTIVE OFFICER COMPENSATION

Summary Compensation Table

The following table sets forth compensation information for 2006 with respect to the Chief Executive Officer, the current Chief Financial Officer (and two Chief Financial Officers who served in such capacity for only a portion of the year), and the three other most highly compensated executive officers of the Company (the **"named executive officers"**).

Name and Principal Position[1] (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Option Awards[2] ($) (f)	Non-Equity Incentive Plan Compensation ($) (g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (h)	All Other Compensation ($)[3] (i)	Total ($) (j)
Charles E. Hurwitz, Chairman of the Board, President and Chief Executive Officer	2006	835,000	150,000	470,880	950,000[4]	60,447[5]	315,280[6][7]	2,781,607
M. Emily Madison, Vice President, Finance and Acting Chief Financial Officer	2006	252,500	200,000	69,324	–	109[8]	38,960[9]	560,893
John H. Karnes,[10] former Executive Vice President and Chief Financial Officer	2006	108,333	–	202,400[11]	–	–	12,088	322,821
Paul N. Schwartz,[12] former President and Chief Financial Officer	2006	182,796	–	–	–	–[13]	972,700[14]	1,155,496
J. Kent Friedman, Co-Vice Chairman of the Board and General Counsel	2006	505,000	300,000	116,739	–	25,113[15]	186,477[16]	1,133,329
Shawn M. Hurwitz, Co-Vice Chairman of the Board	2006	325,000	412,500	103,005	–	–	38,666[17]	879,171
Bernard L. Birkel, Secretary	2006	210,000	120,000	39,240	–	1,062[18]	32,445[19]	402,747

[1] Column (e) of this table is not applicable and has therefore not been included.

[2] The grant date fair value was determined using a Black-Scholes pricing model. For a description of the assumptions used in calculating the fair value, see Note 12, "–Stock Option Plans" to the Company's Consolidated Financial Statements set forth in the Company's Form 10-K for the fiscal year ended December 31, 2006 (the **"2006 Form 10-K"**). See "–Grants of Plan-Based Awards Table" for further information regarding these grants.

[3] Includes perquisites and other personal benefits, or property, unless the aggregate amount for any named executive officer is less than $10,000.

[4] Reflects a bonus awarded in 2006 under the Executive Bonus Plan, although the 162(m) Committee deferred payment of this award until 2007. Excludes a bonus of $550,000 awarded in 2005 under the Executive Bonus Plan, the payment of which was deferred until 2006 by the 162(m) Committee.

[5] Consists of $26,851 and $33,596 of above-market earnings on previously-deferred compensation under the Company's Revised Capital Accumulation Plan (the **"Capital Accumulation Plan"**) and the Company's deferred compensation program for executive officers, respectively. See "–Deferred Compensation Plans" below for a description of each such plan or program.

(The footnotes are continued on the following page)

(6) Includes (a) an aggregate of $35,200 in employer contributions under the MAXXAM Savings Plan (the **"Savings Plan"**), (b) $83,713 credited to such person's account under the Capital Accumulation Plan (including earnings on previously-deferred compensation other than above-market earnings reflected in column (h)), (c) $82,150 credited to such person's account under the Company's Supplemental Savings Plan, (d) $50,446 of earnings on previously-deferred compensation under the Company's deferred compensation program for executive officers (other than above-market earnings reflected in column (h)), and (e) an aggregate of $14,271 in perquisites and other personal benefits for use of an automobile and a small gift. See "– Executive Bonus and Savings Plans" below for a description of the Savings Plan.

(7) Also includes $49,500 in fees he earned for service as a director of Kaiser Aluminum Corporation (**"Kaiser"**), a former subsidiary of the Company, and Kaiser's principal operating subsidiary, Kaiser Aluminum & Chemical Corporation (**"KACC"**). See "Certain Transactions–Other Matters" for information regarding the Chapter 11 proceedings of Kaiser.

(8) Consists of above-market earnings on previously-deferred compensation under the Capital Accumulation Plan.

(9) Consists of (a) an aggregate of $19,905 in employer contributions under the Savings Plan, (b) $3,754 vested to such person's account under the Capital Accumulation Plan (including earnings on previously-deferred compensation other than above-market earnings reflected in column (h)), and (c) an aggregate of $15,301 in perquisites and other personal benefits for use of an automobile and a small gift.

(10) Mr. Karnes joined the Company on April 2, 2006 to serve as Chief Financial Officer in connection with Mr. Schwartz's retirement. See "–Employment Contracts" below for a description of Mr. Karnes' Employment Agreement. The information contained in this table relates to compensation in respect of the period from April 3, 2006 to July 7, 2006, when Mr. Karnes resigned in order to return to the oil and gas industry.

(11) This option award terminated upon Mr. Karnes' departure without any portion of it having been exercised.

(12) Mr. Schwartz retired on his 60th birthday, April 18, 2006. The information contained in this table relates to compensation during the period from January 1, 2006 to the date of his retirement, or in certain instances, upon or in connection with his retirement.

(13) Excludes above-market earnings on previously-deferred compensation under the Capital Accumulation Plan as that amount is included in the payments under the Capital Accumulation Plan referenced in the next footnote.

(14) Reflects the following amounts paid or earned prior to his retirement: (a) $24,037 in employer contributions under the Savings Plan, and (b) an aggregate of $4,536 in perquisites and other personal benefits for use of an automobile and club dues. Also reflects the following amounts paid during 2006 upon or after his retirement: (x) an aggregate of $843,099 in payments under the Capital Accumulation Plan, (y) $41,953 and $40,794 in payments under the MAXXAM Pension Plan (the **"Pension Plan"**) and the Company's Supplemental Executive Retirement Plan (the **"SERP"**), respectively, and (z) a payment of $18,281 for accrued vacation.

(15) Consists of (a) an increase of $6,722 and $10,031 in the present value of accumulated benefit under the Pension Plan and SERP, respectively, and (b) $8,360 of above-market earnings on previously-deferred compensation under the Capital Accumulation Plan.

(16) Consists of (a) an aggregate of $29,231 in employer contributions under the Savings Plan, (b) $78,032 vested to such person's account under the Capital Accumulation Plan (including earnings on previously-deferred compensation other than above-market earnings reflected in column (h)), (c) $45,219 credited to such person's account under the Company's Supplemental Savings Plan, and (d) an aggregate of $14,608 for disability and life insurance payments, and (e) an aggregate of $19,387 in perquisites and other personal benefits for use of an automobile and club dues.

(17) Consists of (a) an aggregate of $27,012 in employer contributions under the Savings Plan, (b) $650 vested to such person's account under the Capital Accumulation Plan, and (c) $11,004 for use of an automobile.

(18) Reflects an increase in the present value of accumulated benefit under the Pension Plan.

(19) Consists of (a) an aggregate of $29,000 in employer contributions under the Savings Plan, (b) $3,025 credited to such person's account under the Supplemental Savings Plan, and (c) $420 vested to such person's account under the Capital Accumulation Plan.

Executive Bonus and Savings Plans

Messrs. C. Hurwitz and Friedman are participants in the Executive Bonus Plan. This plan is designed to secure a tax deduction by the Company for payments that are made under it. The 162(m) Committee, which administers the Executive Bonus Plan, identifies performance criteria for which a participant has a substantial degree of responsibility and which would be of significant benefit to the Company. Various possible categories of performance criteria are specified in the Executive Bonus Plan. By no later than the 90th day of each year, the 162(m) Committee establishes the performance criteria or goals for that year, and the predetermined amount that the participant can earn upon achievement. Any amounts earned are, however, subject to unilateral reduction by the 162(m) Committee. Only executive officers earning in excess of $500,000 are eligible to participate in the Executive Bonus Plan. In no event can an executive officer be awarded more than $12.0 million under the Executive Bonus Plan in any fiscal year. See "–Grants of Plan-Based Awards Table" for information regarding the performance criteria for 2006.

The Savings Plan maintained by the Company is a 401(k) defined contribution plan. In conjunction with the freezing of the Pension Plan and SERP (see "–Retirement Plans" below), the Company instituted certain enhancements to the Savings Plan. At that time, the Company increased to 4% the amount of a participant's contributions that it would match. Previously, the matching contribution was 2% for highly compensated employees and 3% for other employees. The Company also commenced a transition contribution generally applicable to persons that were participants under the Pension Plan. This feature provides for employer contributions to be paid into participants' Savings Plan accounts for up to ten years. The payments graduate from 1.00% (generally of base salary) for participants who are 29 or younger to 11.00% for participants who are 60 or older. Participating employers in the frozen Pension Plan, including the Company, are also permitted to make additional annual discretionary contributions to participants of up to 2% (generally of base salary).

The Company also adopted the Supplemental Savings Plan in connection with the above changes. See "–Deferred Compensation Plans–Supplemental Savings Plan" below for a description of this plan.

Employment Contracts

Ms. Madison and the Company entered into an Executive Employment Agreement effective April 1, 2005. The agreement has a three-year term and provides that Ms. Madison shall be Vice President, Finance with a base salary of $228,600 per year (such base salary to be reviewed in accordance with the Company's generally applicable practices). Ms. Madison is also to receive an annual bonus of not less than $50,000 during the term of the agreement, and was granted non-qualified stock options, with tandem SARs, in respect of 5,000 shares of the Common Stock (at an exercise price of $28.65 per share). She also received a one-time signing bonus of $37,500, is entitled to an annual automobile allowance of $15,000, and became eligible to participate in the Capital Accumulation Plan. Ms. Madison is also entitled to participate in all general employee benefit plans and programs available to the Company's senior executive employees.

Ms. Madison's agreement provides that upon termination of her employment for cause or due to death, long-term disability or voluntary termination by her, she is entitled to pro rata base salary through the date of termination and any compensation and benefits otherwise due her pursuant to the Company's employee benefit plans. In the event of termination of Ms. Madison's employment for any other reason, she is entitled to (i) salary through April 1, 2008, determined at the highest rate in effect within the one-year period ending the date of termination, and (ii) bonus at the rate in effect for the last full year of employment.

Mr. Karnes served as Executive Vice President and Chief Financial Officer of the Company during the period indicated in the footnotes to the Summary Compensation Table set forth above. Upon joining the Company, Mr. Karnes entered into a three-year employment agreement. The agreement provided for Mr. Karnes to serve as the Company's Executive Vice President and Chief Financial Officer at a salary of $400,000 per year. He was also to receive an annual bonus generally targeted at 60% of his base salary, with a maximum potential bonus of 120% of his base salary. Under the agreement, Mr. Karnes was given an automobile allowance of $15,000 per year, became a participant in the Capital Accumulation Plan, and was granted 20,000 non-qualified stock options, with tandem SARs (at an exercise price of $32.60 per share). Mr. Karnes was also entitled to participate in all general employee benefit plans and programs available to the Company's senior executive employees.

Mr. Karnes' agreement provided that upon termination of his employment for cause or due to death, long-term disability or voluntary termination by him, he was entitled to pro rata base salary through the date of such termination and any compensation and benefits otherwise due him pursuant to the Company's employee benefit plans. In the event of termination of Mr. Karnes' employment for any other reason, he was entitled to (i) salary through April 3, 2009, determined at the highest rate in effect within the one-year period ending the date of termination, and (ii) bonus at the rate in effect for the last full year of employment.

Grants of Plan-Based Awards Table

The following table sets forth certain information concerning any grant of an award during 2006 under any plan to any of the named executive officers.

| Name (a) | Grant Date (b) | Estimated Future Payouts Under Non-Equity Incentive Plan Awards | | | All other Option Awards: Number of Securities Underlying Options (#) (j) | Exercise or Base Price of Option Awards ($/Sh) (k) | Grant Date Fair Value of Stock and Option Awards ($) (l) |
		Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)[1]			
Charles E. Hurwitz	03/29/06	–[2][3]	–[2][3]	–[2][3]	–	–	–
	12/11/06	–	–	–	36,000[4]	26.50	470,880[5]
M. Emily Madison	12/11/06	–	–	–	5,300[4]	26.50	69,324[5]
John H. Karnes	04/03/06	–	–	–	20,000[4]	32.60	202,400[5]
Paul N. Schwartz[6]	–	–	–	–	–	–	–
J. Kent Friedman	03/29/06	–[2]	–[2]	–[2]	–	–	–
	12/11/06	–	–	–	8,925[4]	26.50	116,739[5]
Shawn M. Hurwitz	12/11/06	–	–	–	7,875[4]	26.50	103,005[5]
Bernard L. Birkel	12/11/06	–	–	–	3,000[4]	26.50	39,240[5]

[1] Columns (f) – (i) of this table are not applicable and have therefore not been included.

[2] On March 29, 2006, the 162(m) Committee established bonus criteria for 2006 (the "**2006 Bonus Criteria**") under the Executive Bonus Plan. The 2006 Bonus Criteria relate to Messrs. C. Hurwitz and Friedman, the sole participants under the Executive Bonus Plan. The 2006 Bonus Criteria for Mr. Hurwitz were based upon: (a) improved consolidated financial results, (b) the Company's business units undertaking specific business opportunities, (c) certain favorable developments involving the Company's racing operations, (d) completion of a transaction exceeding $25 million, (e) improved earnings per share, and (e) and achievement by the Company's corporate and operating segments of their business plans. Mr. C. Hurwitz could also earn various amounts under the 2006 Bonus Criteria in 2007 depending on whether any of the criteria were satisfied prior to establishment of the bonus criteria for 2007. The 2006 Bonus Criteria for Mr. Friedman were based upon similar categories, although certain categories were narrowed or eliminated entirely to reflect Mr. Friedman's work responsibilities. Estimated Threshold, Target and Maximum amounts were not specified in columns (c) - (e) because (x) there was no way to know whether any of the 2006 Bonus Criteria would be satisfied, (y) even if either or both of items (a) and (e) were satisfied, there was no way to reasonably estimate the extent of the improved performance, and (z) the ability of the 162(m) Compensation Committee to unilaterally reduce any amounts earned.

[3] See column (g) of the Summary Compensation Table above for a bonus paid to Mr. C. Hurwitz in 2007 in respect of the 2006 Bonus Criteria.

[4] This award of non-qualified stock options, with tandem SARs, was made under the 2002 Omnibus Plan. The exercise price is the closing price of the Company's Common Stock on the AMEX on the date of grant. 20% of such grants will become exercisable on each of the next five succeeding anniversary dates. The instruments are generally not transferable and have a ten-year term, subject to earlier termination in the event that the person is no longer employed by the Company.

[5] The grant date fair value was determined using a Black-Scholes pricing model. For a description of the assumptions used in calculating the fair value, see Note 12, "–Stock Option Plans" to the Company's Consolidated Financial Statements set forth in its 2006 Form 10-K.

[6] During 2006, there were no stock options or tandem SARs granted to Mr. Schwartz.

Outstanding Equity Awards at Fiscal Year-End Table

Name (a)	Option Awards[1] Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)	Option Exercise Price (e)	Option Expiration Date (f)
Charles E. Hurwitz	32,500	–	–	41.5000	12/12/2007
	50,000	–	–	50.5000	02/17/2008
	32,500	–	–	55.0000	03/03/2009
	116,200	–	–	15.8750	12/27/2010
	124,600	–	–	17.9500	12/12/2011
	99,680	24,920[2]	–	9.4000	12/10/2012
	59,808	39,872[3]	–	19.7200	12/10/2013
	22,800	34,200[4]	–	33.0000	12/20/2014
	8,895	35,580[5]	–	33.4500	12/07/2015
	–	36,000[6]	–	26.5000	12/11/2016
M. Emily Madison	1,000	4,000[7]	–	28.6500	04/04/2015
	1,060	4,240[5]	–	33.4500	12/07/2015
	–	5,300[6]	–	26.5000	12/11/2016
John H. Karnes	–	–	–	–	–
Paul N. Schwartz[8]	15,000	–	–	41.5000	04/18/2007
	25,000	–	–	44.5000	04/18/2007
	10,000	–	–	55.0000	04/18/2007
	10,000	–	–	45.5000	04/18/2007
	4,520[9]	–	–	16.3750	04/18/2007
	20,080[9]	–	–	17.9500	04/18/2007
	5,020[9]	–	–	9.4000	04/18/2007
	8,032[9]	–	–	19.7200	04/18/2007
	2,740	–	–	33.0000	04/18/2007
J. Kent Friedman	17,500	–	–	45.5000	12/01/2009
	3,760	–	–	16.3750	12/18/2010
	8,360	–	–	17.9500	12/12/2011
	8,360	4,180[2]	–	9.4000	12/10/2012
	6,688	6,688[3]	–	19.7200	12/10/2013
	4,560	6,840[4]	–	33.0000	12/20/2014
	1,785	7,140[5]	–	33.4500	12/07/2015
	–	8,925[6]	–	26.5000	12/11/2016
Shawn M. Hurwitz	8,200	–	–	17.9500	12/12/2011
	6,560	1,640[2]	–	9.4000	12/10/2012
	4,920	3,280[3]	–	19.7200	12/10/2013
	4,000	6,000[4]	–	33.0000	12/20/2014
	1,575	6,300[5]	–	33.4500	12/07/2015
	–	7,875[6]	–	26.5000	12/11/2016
Bernard L. Birkel	1,800	–	–	42.6250	04/21/2007
	2,400	–	–	41.5000	12/12/2007
	2,500	–	–	45.5000	12/13/2009
	1,140	–	–	16.3750	12/18/2010
	5,100	–	–	17.9500	12/12/2011
	2,040	1,020[2]	–	9.4000	12/10/2012
	2,448	1,632[3]	–	19.7200	12/10/2013
	1,120	1,680[4]	–	33.0000	12/20/2014
	600	2,400[5]	–	33.4500	12/07/2015
	–	3,000[6]	–	26.5000	12/11/2016

(The footnotes are set forth on the following page)

(1) This table reflects outstanding equity awards as of December 31, 2006 for the named executive officers. Columns (g) – (j) of this Table are not applicable and have therefore not been included.

(2) Such options will vest on December 10, 2007.

(3) Such options vest ratably on December 10, 2007 and 2008.

(4) Such options vest ratably on December 20, 2007, 2008 and 2009.

(5) Such options vest ratably on December 7, 2007, 2008, 2009 and 2010.

(6) Such options vest ratable on December 11, 2007, 2008, 2009, 2010 and 2011.

(7) Such options vest ratably on April 4, 2007, 2008, 2009 and 2010.

(8) Mr. Schwartz retired on April 18, 2006. This information relates to his outstanding equity awards as of such date.

(9) Mr. Schwartz exercised the tandem SAR feature of all of such options in 2007. All of the other options listed in this column (b) expired on April 18, 2007.

Option Exercises and Stock Vested Table

This table has not been included as (a) none of the named executive officers exercised stock options, SARs or similar instruments during 2006, and (b) no restricted stock, restricted stock units or similar units vested during 2006.

Pension Benefits Table

The following table reflects certain information with respect to each plan that provides for payments at, following, or in connection with retirement by any of the named executive officers. These plans are the Pension Plan and the SERP. See "–Retirement Plans" below for a description of these plans, including the date that they were frozen. See also "–Executive Bonus and Savings Plan" above and "–Non-Qualified Deferred Compensation Plans–Supplemental Savings Plan" below.

Name[1] (a)	Plan Name(s) (b)	Number of Years Credited Service[2] (#) (c)	Present Value of Accumulated Benefit[3] ($) (d)	Payments During Last Fiscal Year ($) (e)
Charles E. Hurwitz	Pension Plan SERP	25 25	1,377,667 1,935,419	– –
M. Emily Madison	Pension Plan SERP[4]	1 –	8,752 –	– –
Paul N. Schwartz	Pension Plan SERP	25 25	728,504[5] 635,885[5]	41,953 40,794
J. Kent Friedman	Pension Plan SERP	6 6	240,479 358,846	– –
Shawn M. Hurwitz	Pension Plan SERP[4]	14 –	119,992 –	– –
Bernard L. Birkel	Pension Plan SERP[4]	15 –	319,602 –	– –

(1) Mr. Karnes has not been included in this table as the Pension Plan and SERP were frozen prior to when he joined the Company.

(2) As of December 31, 2005, the date the Pension Plan and the SERP were frozen (see below).

(3) As of December 31, 2006, except as otherwise noted.

(4) No amounts are shown as Ms. Madison and Messrs. S. Hurwitz and Birkel are not participants in the SERP.

(5) As of the date of his retirement.

Retirement Plans

MAXXAM Pension Plan

The named executive officers set forth in the above table are participants in the Pension Plan, which is a non-contributory, defined benefit plan. The Pension Plan was frozen as of December 31, 2005 (i.e. no benefits accrue after that date). Prior to 1987, accrued benefits under the Pension Plan were based on the greater of two amounts computed by reference to the specified compensation and years of service. For 1987 and 1988, the accrued benefit equaled 1.6% of annual salary up to two-thirds of the Social Security wage base, plus 2.4% of any remaining annual salary. For 1989 through 1994, the accrued benefit equaled 1.75% of annual salary plus 0.6% of annual salary in excess of $10,000. From 1995 through the date the Pension Plan was frozen, the accrued benefit equaled 2.35% of annual salary. The above amounts were subject to certain Internal Revenue Code limitations.

Benefits under the Pension Plan are not subject to any deductions for Social Security or other offsets. The Pension Plan automatically provides for a straight life annuity if the retiree is single and a joint and 50% survivor annuity if the retiree is married. Under the straight life annuity, the retiree receives a monthly pension payment from the date of retirement until the retiree's death. Under the joint and 50% survivor annuity, the retiree receives a monthly pension payment from the date of retirement until the retiree's death. After the retiree's death, the retiree's spouse receives a monthly pension payment equal to 50% of the amount the retiree received (until the spouse's death). However, retirees are permitted, with spousal consent in the case of married retirees, to waive these automatic annuity forms and choose alternative annuity forms. The available annuity forms are (i) straight life, (ii) joint and 50% survivor, (iii) joint and 66 2/3% survivor annuity, (iv) joint and 100% survivor annuity, and (v) life annuity with 10-year period certain. Forms (i) and (ii) are described above. Forms (iii) and (iv) are the same as the joint and 50% survivor annuity, except that the retiree's survivor receives 66 2/3% and 100%, respectively, of what the retiree received. Form (v) provides for a total of 120 monthly payments to the retiree or the retiree's survivor. The monthly pension payment received depends on the form of annuity selected. The straight life annuity provides for the largest monthly payment, with the joint and 100% survivor annuity providing for the smallest monthly payment.

The Plan allows for early retirement benefits to begin at age 55 if the retiree was a participant in the Pension Plan for at least 10 years prior to retirement. Normal retirement benefits are reduced 0.6% for each of the first 60 months and 0.3% for each additional month the early benefits commencement date precedes the normal retirement date of 65.

The following assumptions were used in determining the present value of accumulated Pension Plan benefits set forth in the Pension Benefits Table above: (a) the mortalities in the 1994 Group Annuity Mortality Table (as updated effective December 31, 2005), (b) a 6.00% interest rate, (c) a retirement age of the later of 65 or the person's current age, and (d) the Pension Plan freeze effective December 31, 2005.

Supplemental Executive Retirement Plan

The Company in 1991 adopted the SERP, an unfunded, non-qualified supplemental executive retirement plan. The SERP provides eligible participants with benefits equivalent to what they would receive under the Pension Plan except for the limitations imposed by the Internal Revenue Code. The SERP was frozen as of December 31, 2005. Three executive officers of the Company, Messrs. C. Hurwitz, Friedman and Schwartz, were participants in the SERP at the time that it was frozen. The present value of accumulated SERP benefits set forth in the Pension Benefits Table above was based on the same assumptions used for the Pension Plan calculations (see above).

Non-Qualified Deferred Compensation Table

The following table sets forth certain information with respect to plans and programs of the Company providing for the deferral of compensation on a basis that is not tax-qualified under which any of the named executive officers participate.

Name (a)	Executive Contributions in the Last FY ($) (b)	Registrant Contributions in Last FY ($) (c)	Aggregate Earnings in Last FY ($) (d)	Aggregate Withdrawals/ Distributions ($) (e)	Aggregate Balance at Last FYE ($) (f)
Charles E. Hurwitz	–	98,850[1]	177,907[2]	–	2,234,709[3]
M. Emily Madison	–	3,481[4]	382[5]	–	5,920[6]
John H. Karnes	–	–	–	–	–
Paul N. Schwartz	–	3,636[7]	24,810[5]	843,099[8]	–[9]
J. Kent Friedman	–	102,386[10]	29,225[5]	–	435,841[11]
Shawn M. Hurwitz	–	650[12]	–	–	650[6]
Bernard L. Birkel	–	3,445[13]	–	–	3,445[14]

[1] Consists of (a) $16,700 credited to such person's account under the Capital Accumulation Plan (exclusive of earnings on previously-credited amounts), and (b) $82,150 credited to such person's account under the Supplemental Savings Plan. Both of these plans are described following this table.

[2] Consists of (a) $93,864 of earnings on previously-credited amounts under the Capital Accumulation Plan, and (b) $84,043 of earnings on previously-deferred compensation under the Company's deferred compensation program for executive officers. This program is described following this table.

[3] Consists of (a) $1,248,308 accrued to such person's account under the Capital Accumulation Plan, including earnings on previously-credited amounts, (b) $82,150 accrued to such person's account under the Supplemental Savings Plan, and (c) $904,251 of previously-deferred compensation and earnings thereon accrued for the account of such person under the executive officers' deferred compensation program.

[4] Reflects the amount that vested with respect to such person's account under the Capital Accumulation Plan (exclusive of earnings on previously-credited amounts).

[5] Reflects earnings on previously-vested amounts under the Capital Accumulation Plan.

[6] Reflects the amount accrued to such person's account under the Capital Accumulation Plan.

[7] Reflects a credit made on April 30, 2006 to Mr. Schwartz's account under the Capital Accumulation Plan.

[8] Reflects the distributions made to Mr. Schwartz in 2006 under the Capital Accumulation Plan due to his retirement.

[9] No amount is shown as all accrued amounts were distributed to Mr. Schwartz in 2006 in connection with his retirement (see column (e)).

[10] Consists of (a) $57,167 vested to such person's account under the Capital Accumulation Plan (exclusive of earnings on previously-credited amounts), and (b) $45,219 credited to such person's account under the Supplemental Savings Plan.

[11] Consists of (a) $390,622 accrued to such person's account under the Capital Accumulation Plan, including earnings on previously-credited amounts, and (b) $45,219 accrued to such person's account under the Supplemental Savings Plan.

[12] Reflects the amount that vested with respect to such person's account under the Capital Accumulation Plan.

[13] Consists of (a) $420 that vested with respect to such person's account under the Capital Accumulation Plan, and (b) $3,025 credited to such person's account under the Supplemental Savings Plan.

[14] Consists of (a) $420 accrued to such person's account under the Capital Accumulation Plan, including earnings on previously-credited amounts, and (b) $3,025 accrued to such person's account under the Supplemental Savings Plan.

Deferred Compensation Plans

The following describes the plans and programs of the Company providing for the deferral of compensation on a basis that is not tax-qualified under which any of the named executive officers participate. Each of these plans and programs is an unfunded general obligation of the Company.

Capital Accumulation Plan

The named executive officers participate (or participated) in the Company's Capital Accumulation Plan. On December 31 of each year prior to January 1, 2006, the Company credited each participant's account with an amount equal to 15% of the participant's annual salary. The Compensation Policy Committee reduced this percentage to 2% effective on January 1, 2006. Earnings are credited on participant accounts as of each December 31 and upon the employee's termination of employment (based on the prime rate of interest in effect at the end of the prior month). A participant becomes vested at the rate of 10% per year from the date plan participation commences. Vested balances are payable on the earlier of (a) termination of employment for any reason, or (b) December 31, 2008 (and every tenth December 31 thereafter). Participants may elect to receive their vested balances in ten annual installments rather than a lump sum. None of the named executive officers has made such an election.

Supplemental Savings Plan

The Internal Revenue Code limits the aggregate amount that may be contributed to the Savings Plan by an individual and the Company. This limit was $49,000 for 2006. The Supplemental Savings Plan provides for "automatic" benefits to the extent that employees are unable to receive amounts under the Savings Plan due to this limit. Each December 31, employees are credited with the amounts they would have received under the Savings Plan but for the limits described above. In addition, earnings are credited on participant accounts as of each December 31 and upon the employee's termination of employment (based on the prime rate of interest in effect at the end of the prior month). The employee's account balance under the Supplemental Savings Plan is required to be distributed following the employee's termination for any reason.

Deferred Compensation Program

The Company's executive officers are generally eligible to participate in a deferred compensation program. Under this program, executive officers may defer up to 30% of salary and up to 30% of any bonus otherwise payable to such executive officer in any calendar year. The designated percentage of deferred compensation is credited to a book account as of the date such compensation would have been paid and is deemed "invested" in an account bearing interest calculated using one-twelfth of the sum of the prime rate plus 2% on the first day of each month. Deferred compensation, including all earnings credited to the book account, is paid in cash to the executive or beneficiary as soon as practicable following the date the executive ceases for any reason to be an employee of the Company, either in a lump sum or in a specified number of annual installments, not to exceed ten, at the executive's election. None of the Company's executive officers deferred any compensation under this program during 2006.

Termination Arrangements

The executive officers of the Company are eligible to receive severance pay benefits under the Company's unfunded severance pay plan. Subject to certain conditions and exclusions, this plan provides for severance pay equal to two weeks' salary for each full year of continuous service. In addition, each person who has completed ten years of continuous service becomes entitled to an additional four weeks' salary for each $10,000 salary increment. However, the total amount of severance benefits may not exceed 104 weeks' salary. As of December 31, 2006, the amounts payable under this plan for the named executive officers remaining at the Company would have been as follows: Mr. C. Hurwitz–$1,670,000; Ms. Madison–$9,712; Mr. Friedman–$135,962; Mr. S. Hurwitz–$650,000; and Mr. Birkel–$420,000.

See "–Employment Contracts" above for a description of the amounts due to Ms. Madison in the event her employment with the Company terminates.

COMPENSATION COMMITTEE REPORT

The Policy Committee and 162(m) Committee have reviewed and discussed the Compensation Discussion and Analysis with management, as provided below, and based on their review and discussions recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

Section 162(m) Compensation Committee	*Compensation Policy Committee*
of the Board of Directors	*of the Board of Directors*
Robert J. Cruikshank, Chairman	Ezra G. Levin, Chairman
Stanley D. Rosenberg	Robert J. Cruikshank
Michael J. Rosenthal	Stanley D. Rosenberg
	Michael J. Rosenthal

COMPENSATION DISCUSSION AND ANALYSIS

General

This section discusses the compensation earned by, awarded to, or paid to the Company's named executive officers. To facilitate the flow of the discussion, several defined terms are used herein. While these terms are generally defined elsewhere in this Proxy Statement, we are redefining them here for convenience. The definitions are in the order in which they appear in the text of this section:

- "Board" refers to the Company's Board of Directors.
- "Policy Committee" refers to the Board's Compensation Policy Committee.
- "162(m) Committee" refers to the Board's Section 162(m) Compensation Committee.
- "Committees" refers to the Policy Committee and 162(m) Committee together.
- "Section 162(m)" refers to Section 162(m) of the Internal Revenue Code.
- "Executive Bonus Plan" refers to the Company's Executive Bonus Plan.
- "2002 Omnibus Plan" refers to the Company's 2002 Omnibus Employee Incentive Plan.
- "Summary Compensation Table" refers to such table found in the "Executive Compensation" section above.
- "options" refers generically to stock options, stock appreciation rights, restricted stock, performance units, and similar instruments.
- "Capital Accumulation Plan" refers to the Company's Revised Capital Accumulation Plan.
- "Pension Plan" refers to the Company's MAXXAM Pension Plan.
- "SERP" refers to the Company's Supplemental Executive Retirement Plan.
- "Savings Plan" refers to the Company's 401(k) defined contribution plan.

Two compensation committees appointed by the Board make the ultimate decisions regarding the compensation of the Company's senior executives. These committees are the Policy Committee and the 162(m) Committee. See the end of this report for the members of these two committees. The Policy Committee generally makes compensation decisions affecting the Company's executives. However, the Board has delegated certain decisions to the 162(m) Committee. This committee makes decisions with respect to areas of compensation that are designed to comply with Section 162(m) of the Internal Revenue Code. See below for further information regarding the importance of Section 162(m) and the role of the 162(m) Committee. Both of our Committees report to the Board on a periodic basis.

The primary compensation decisions – such as salary increases, annual bonuses, and option grants – are made in December of each year. The Company's Vice President, Finance and Corporate Secretary collect and organize the materials used by our Committees in the course of our decisions. These materials are obtained from the other executive officers and various managerial personnel. The materials furnished to our Committees include a chart showing each element of compensation and the value of each element for all executive officers for the last several years. The members of our Committees often request that management prepare additional or supplementary materials for our consideration. Management does not utilize compensation consultants on a regular basis nor do our Committees. Various consultants are, however, used in connection with matters requiring particular expertise or knowledge. For instance, a consultant was engaged to assist with the Savings Plan enhancements described below under "–Miscellaneous Compensation."

In formulating our decisions, we consider the skills and abilities required to effectively manage the relatively complex structure of the Company. For instance, the operations of the Company consist of business units in distinctly different industries. Moreover, our executive officers have varying responsibilities in supporting and assisting our operating subsidiaries. Accordingly, our Committees consider the efforts of the executive officers in improving the operating and financial performance of our business units when making executive compensation decisions. We also consider traditional measures such as the Company's earnings, enhanced stockholder value, and the Company's stock price. The Board endeavors to position the Company to respond when growth, divestiture, or other opportunities become available. We seek and reward the particular talents required to increase the Company's value through the growth of its existing businesses, acquisitions, and expansion into new business areas. Similarly, refinancings, recapitalizations, financial structuring, reorganizations, asset dispositions, and comparable activities enable the Company to maintain or realize the value of its assets. We take into account the efforts of the executive officers toward accomplishing such objectives. Additional factors considered by us are the public relations, regulatory and litigation-related challenges faced by the Company's executive officers.

By complying with the provisions of Section 162(m), we enable the Company to realize certain Federal income tax benefits. Section 162(m) generally disallows a tax deduction to public companies for compensation over $1 million paid to the chief executive officer and the four other most highly compensated executives officers. However, compensation that is tied to performance and meets certain other requirements is not subject to the $1 million limit. One of these other requirements relates to the composition of the committee making the compensation decisions. To meet this requirement, the committee must be composed of directors meeting specified independence standards. The 162(m) Committee is so composed. The Executive Bonus Plan and the 2002 Omnibus Plan have also been designed to meet the requirements of Section 162(m). As a result, the 162(m) Committee administers and makes decisions in respect of these two plans. The Company's stockholders have approved these two plans. The 162(m) Committee also makes decisions regarding any other compensation that is designed to meet the requirements of Section 162(m). In the course of making its decisions, the 162(m) Committee assures that it complies with the requirements of Section 162(m), while bearing in mind the factors covered in the previous paragraph.

Base Salary and Bonuses

Base salary and bonuses usually constitute the major portion of the named executive officers' compensation. We try to pay base salaries adequate to attract and retain executives whose education, training, experience, talents and particular knowledge will allow them to be key contributors to the success of the Company. Specific determinations are based primarily on:

- individual attributes and performance;
- a particular officer's specific background and qualifications;
- the duties and responsibilities initially or later assumed by the officer; and.
- competitive pressures.

The Company's current executive officers, in the case of Messrs. C. Hurwitz, S. Hurwitz, Friedman and Birkel, have either been employed by the Company for at least several years or, in the case of Ms. Madison, have provided services to the Company in prior capacities for many years prior to joining the Company. Some or all of the factors cited above were used to establish their base salaries.

Base salaries are normally adjusted annually. The primary factors typically considered by us are: (a) changes in an executive officer's duties, responsibilities, or performance, (b) Company performance, (c) cost-of-living adjustments and, (d) economic and industry trends. In certain years, we have not approved any salary increases. See column (c) of the Summary Compensation Table for the 2006 base salary of each of the named executive officers.

One feature of our view of executive compensation is that a significant portion of an executive officer's compensation should be paid through annual discretionary bonuses. We believe that this design best serves both the short- and long-term interests of the Company and its stockholders. Rather than being assured of greater compensation through larger on-going base salaries, the efforts of each executive officer are evaluated retrospectively each year. This approach enables us to focus on each executive officer's contribution in any given year, both on a quantitative and qualitative basis. Bonus compensation is typically awarded in December of each fiscal year and is normally paid in cash shortly after the award, although from time to time we decide to defer the payment of all or a portion of an individual's bonus to a later date. In certain instances, the deferral of payment of the bonus has been designed to be a retention mechanism.

The Policy Committee determines what we refer to as "regular bonuses." Regular bonuses are those that do not fall under the performance-driven requirements of Section 162(m). In making determinations regarding regular bonuses, the Policy Committee considers such matters as:

- the nature and level of the officer's on-going duties and responsibilities;

- any particular challenges faced by the officer;

- the general performance of the officer over the course of the year;

- any noteworthy personal or company accomplishments;

- the performance of business units for which the officer has responsibility;

- fulfillment of operating unit and corporate objectives;

- projects undertaken by the executive during the year; and

- the officer's assumption of additional duties or areas of responsibility.

The financial performance of the Company is also a factor in the decision-making process of the Policy Committee. Specific determinations are not based on any particular factors or any predetermined formula. Instead, the Policy Committee considers the totality of information in respect of each executive officer. See columns (d) and (g) to the Summary Compensation Table for the 2006 regular bonuses paid to the named executive officers.

The 162(m) Committee determines what we refer to as "162(m) bonuses." 162(m) bonuses are those paid under the Executive Bonus Plan. Only executive officers with an annual base salary over $500,000 are eligible to participate in the Executive Bonus Plan. Messrs. Friedman and C. Hurwitz are currently the only named executive officers that participate in the Executive Bonus Plan. By the end of each March, the 162(m) Committee determines various goals or objectives that must be satisfied in order for participants to be entitled a 162(m) bonus. We refer to these goals and objectives as the "Bonus Criteria." Bonus amounts can be earned both for Bonus Criteria satisfied during the year and those satisfied before the next year's Bonus Criteria are established. Notwithstanding the bonus amounts earned through satisfaction of Bonus Criteria, the 162(m) Committee has the unilateral authority to reduce any earned amounts prior to payment. The 162(m) Committee has exercised this authority on a number of occasions. Whether the 162(m) Committee acts in this fashion depends on a variety of factors, including the Company's operating and financial performance, the other compensation paid to Executive Bonus Plan participants that year, and the overall extent to which the Bonus Criteria are achieved.

The 162(m) Committee tailors the Bonus Criteria to the performance and objectives of the Company overall and the performance and objectives of the business units with which the executive is particularly involved or has noteworthy responsibility. The Bonus Criteria for 2006 for Mr. Hurwitz, and related bonuses that could be earned, were as follows:

Bonus Criterion	Amount Earned
Net income improvement from 2005 to 2006	1% of base salary for each $1 million of improvement (subject to maximum of 150% of base salary)
Specified business development projects	25% of base salary for each project (subject to a maximum of 100% of base salary)
Transactions exceeding $25 million	75% of base salary for each transaction (subject to a maximum of 225% of base salary)
Earnings improvement from 2005 to 2006	1% of base salary for each $0.15 of improvement (subject to maximum of 150% of base salary)
Achievement of plan by business units	25% for each business unit achieving its plan (forest products, real estate, racing operations and the corporate segment)

The business development projects related to specified developments in respect of each of the forest products, real estate and racing operations segments. The 2006 Bonus Criteria for Mr. Friedman were based upon similar items, although certain categories were narrowed or entirely eliminated to reflect Mr. Friedman's work responsibilities. The amounts earned by Mr. Friedman for achievement of Bonus Criteria were the same as those specified above for Mr. Hurwitz. During 2006, Mr. Hurwitz earned $1,252,500 in respect of the 2006 Bonus Criteria. The 162(m) Committee exercised its negative discretion and reduced the amount awarded to $950,000, the payment of which was deferred by the 162(m) Committee until 2007. The Policy Committee also awarded and the Company paid Mr. Hurwitz a $150,000 regular bonus in December 2006. During 2006, Mr. Friedman earned $757,500 in respect of the 2006 Bonus Criteria. The 162(m) Committee again exercised its negative discretion by not awarding Mr. Friedman any of this amount. The Policy Committee, however, awarded Mr. Friedman a regular bonus of $300,000, which was paid in December 2006.

Stock Option Awards

The 162(m) Committee is responsible for the granting of options. The 162(m) Committee believes it is important for executive officers to have a significant proprietary interest in the Company. The importance of such a proprietary stake is that it aligns the interests of the executive officer with those of the stockholders. The 162(m) Committee also believes that option grants are a means of retaining key personnel, including its executive officers. The number of options awarded to particular executive officers principally depends on their level of responsibility and the judgment of the 162(m) Committee regarding the importance of the individual to the success of the Company. The 162(m) Committee tries to achieve a balance between effectively incentivizing each executive officer and not overly diluting the ownership interests of stockholders. To this end, the 162(m) Committee periodically reviews how the percentage of options held by executive officers and key employees compares to that of other companies.

Option grants are normally considered once a year, in December, at the same time as the other primary yearly compensation decisions are made. The 162(m) Committee has on occasion granted options other than in December, such as in connection with an executive officer joining the Company. The 2002 Omnibus Plan is currently the only plan providing for the grant of options. This plan allows the grant of options in respect of the Company's Common Stock (up to 700,000 shares) and Class A Preferred Stock (up to 70,000 shares). Most recently, the 162(m) Committee has granted non-qualified stock options with tandem stock appreciation rights. Nevertheless, the 2002 Omnibus Plan allows the grant of a variety of other instruments – incentive stock options, restricted and unrestricted stock, and performance units and shares. The 162(m) Committee could in the future issue such instruments under appropriate circumstances.

One of the items to be considered at the 2007 Annual Meeting of Stockholders is re-approval of the 2002 Omnibus Plan. See above under "Annual Meeting Business–Re-approval of the 2002 Omnibus Plan" for a description of this item. That section also contains further information regarding the 2002 Omnibus Plan.

The 162(m) Committee normally grants Common Stock options at an exercise price at least equal to the closing market price of the Common Stock on the American Stock Exchange on the date of grant. The 162(m) Committee has on occasion granted Common Stock options with an exercise price higher than the closing price of the Common Stock. However, the 162(m) Committee has not in the past granted Common Stock options at less than the closing price of the Common Stock. Nor does the Committee anticipate that it would do so in the future. Were options in respect of the Class A Preferred Stock to be granted in the future, the 162(m) Committee expects that they would be issued at an exercise price at least equal to then-current fair market value of a share of Class A Preferred Stock. The 162(m) Committee does not "backdate" options, nor has it done so at any time in the past.

For information regarding the options awarded by the 162(m) Committee in 2006 to the named executive officers, see above under "Executive Compensation–Grants of Plan-Based Awards Table." For information regarding the unexercised options held by each named executive officer as of December 31, 2006, both those that were and were not exercisable, see "Executive Compensation–Outstanding Equity Awards at Fiscal Year-End Table." Also see "Executive Compensation–Option Exercises and Stock Vested Table" for information regarding option exercises by the named executive officers during 2006.

Miscellaneous Compensation

The remaining elements of the compensation of named executive officers principally fall into three areas: retirement benefits, the Capital Accumulation Plan, and perquisites. The term "retirement benefits" is used broadly in this instance to include benefits under the Savings Plan. Certain named executive officers have particular arrangements providing for other amounts. See the footnotes to column (i) of the Summary Compensation Table for a description of any other material compensation paid to or earned by any of the named executive officers and not otherwise described in this section.

Prior to December 31, 2005, all of the Company's executive officers accumulated retirement benefits pursuant to the Pension Plan. Certain executive officers also accumulated retirement benefits pursuant to the SERP. See above under "Executive Compensation–Retirement Plans" for a description of these two plans. Also see "Executive Compensation–Pension Benefits Table" for information regarding the accumulated benefits for each of the named executive officers under both the Pension Plan and the SERP. The Pension Plan and SERP were each "frozen" effective as of December 31, 2005, which means that participants no longer accrue any benefits under those plans after that date.

In conjunction with the freezing of the Pension Plan and SERP, the Policy Committee approved the following enhancements to the Savings Plan:

- Increased to 4% the amount of a participant's Savings Plan contributions that would be matched. Previously, the matching contribution was 2% for highly compensated employees and 3% for other employees.

- Commenced a transition Savings Plan contribution generally applicable to eligible employees that were participants under the Pension Plan. This feature provides for employer contributions to be paid into participants' Savings Plan accounts for up to ten years. The payments graduate from 1.00% (generally of base salary) for participants who are 29 or younger to 11.00% for participants who are 60 or older.

- Instituted a discretionary Savings Plan contribution program. Under this program, participating employers in the frozen Pension Plan, including the Company, are also permitted to make additional annual discretionary contributions to participants of up to 2% (generally of base salary).

See the footnotes to column (i) of the Summary Compensation Table for information regarding the Company's aggregate 2006 contributions to the Savings Plan accounts of the named executive officers due to the above-described features of the Savings Plan. Also see "Executive Compensation–Executive Bonus and Savings Plans" for additional information regarding the provisions of the Savings Plan.

The Internal Revenue Code limits the aggregate amount that may be contributed to the Savings Plan by an individual and the Company. To address this limitation, the Policy Committee adopted a Supplemental Savings Plan in connection with the above changes. The Supplemental Savings Plan, which is unfunded, provides for "automatic" benefits to the extent that this limitation prevents executive officers or other employees from receiving any of the Savings Plan amounts described above. See the footnotes to column (i) of the Summary Compensation Table for information regarding amounts credited during 2006 to the accounts of certain executive officers under the Supplemental Savings Plan. Also see "Executive Compensation–Deferred Compensation Plans" for additional information regarding the provisions of the Supplemental Savings Plan.

All of the current executive officers of the Company receive benefits under the Capital Accumulation Plan. This plan, which is unfunded, is intended as an additional means of retaining key personnel. Prior to 2006, benefits accrued under the Capital Accumulation Plan at a rate of 15% of a participant's base salary. In December 2005, the Policy Committee reevaluated this plan and decided to reduce the accrued benefit to 2% of a participant's base salary commencing with the 2006 plan year. See the footnotes to columns (h) and (i) of the Summary Compensation Table in the "Executive Compensation" section above for the 2006 amounts credited or vested to the accounts of the named executive officers under the Capital Accumulation Plan. Also see "Executive Compensation–Deferred Compensation Plans" for additional information regarding the provisions of the Capital Accumulation Plan.

The compensation earned by executive officers pursuant to perquisites has typically been relatively limited in comparison to the other elements of their compensation. The principal perquisite received by executive officers is use of or reimbursement for an automobile. All but one of the named executive officers had or has use of an automobile. See the footnotes to column (i) of the Summary Compensation Table for the value of the material perquisites received by the named executive officers.

Compensation of the Chief Executive Officer

The compensation of Charles E. Hurwitz, the Company's Chairman of the Board, President and Chief Executive Officer, generally consists of the same elements as for the Company's other executive officers. However, we recognize the special entrepreneurial talents of Mr. Hurwitz, which have from time to time provided unique benefits to the Company. Accordingly, we usually set award amounts or potential award amounts (for instance, under the Executive Bonus Plan) at higher levels than for any of the other executive officers. In addition, the Policy Committee has on occasion awarded extraordinary compensation to Mr. Hurwitz in recognition of his role in providing such benefits and at levels designed as an incentive to pursue future opportunities. The Policy Committee may make similar awards in the future.

Section 162(m) Compensation Committee *of the Board of Directors*	*Compensation Policy Committee* *of the Board of Directors*
Robert J. Cruikshank, Chairman	Ezra G. Levin, Chairman
Stanley D. Rosenberg	Robert J. Cruikshank
Michael J. Rosenthal	Stanley D. Rosenberg
	Michael J. Rosenthal

DIRECTOR COMPENSATION

Director Compensation Table

The following table sets forth compensation information for 2006 with respect to any non-employee directors of the Company who served during such period. The Company's employee directors are not compensated for their Board service as such. Accordingly Messrs. Friedman, C. Hurwitz and S. Hurwitz are not included in this table. See "Executive Compensation" above for information regarding their compensation.

Name (a)[1]	Fees Earned or Paid in Cash ($) (b)[2]	Option Awards ($) (d)[3]	Change in Pension Value and Nonqualified Deferred Compensation Earnings (f)	All Other Compensation ($) (g)[4]	Total ($) (h)
Robert J. Cruikshank	80,750[5]	6,354	–	61,500[6]	148,604
Ezra G. Levin	55,000[7]	6,354	27,675[8]	102,076[9]	191,105
Stanley D. Rosenberg	73,125[10]	6,354	–	–	79,479
Michael J. Rosenthal	75,625	6,354	–	41,000[11]	122,979

[1] Columns (c) and (e) of this table are not applicable and have therefore not been included.

[2] See "–Non-Employee Director Compensation" below for a description of Board and committee fees paid to the non-employee directors. This column includes (a) any Board or committee fees paid in 2006 that were earned in 2005, and (b) any Board or committee fees paid in 2007 that were earned in 2006.

[3] The grant date fair value was determined using a Black-Scholes pricing model. For a description of the assumptions used in calculating the fair value, see Note 12, "–Stock Option Plans" to the Company's Consolidated Financial Statements set forth in its 2006 Form 10-K. See "–Non-Employee Director Stock Plan" below for a description of annual grants of stock options (with tandem SARs) that are made to non-employee directors.

[4] Includes perquisites and other personal benefits, or property, unless the aggregate amount for any director is less than $10,000.

[5] Includes $1,000 of committee fees paid in 2006 that were earned in 2005.

[6] Reflects Board and committee fees paid or earned for Mr. Cruikshank's service as a director of Kaiser and KACC, including $17,000 paid in 2006 for Board and committee fees earned in 2005.

[7] $27,500 was paid in cash; the remaining portion was deferred pursuant to the deferred compensation program available to non-employee directors. See "–Non-Employee Deferred Compensation Program" below.

[8] Reflects above-market earnings on previously-deferred compensation, as determined pursuant to Instruction 2 to Item 402(c)(2)(viii) of SEC Regulation S-K.

[9] Reflects the following Board and committee fees paid or earned for Mr. Levin's service as a director or manager of certain current or former subsidiaries of the Company:

- $69,076 for service as a director of Kaiser and KACC, including $20,076 paid in 2006 for fees earned in 2005 and 2001-2002.

- $10,500 for service as a director of The Pacific Lumber Company, a subsidiary of the Company (**"Palco"**).

- $22,500 for service as a manager of Scotia Pacific Company LLC, a subsidiary of the Company (**"Scopac"**).

[10] Includes $500 of committee fees paid in 2006 that were earned in 2005.

[11] Reflects Board and committee fees paid or earned for Mr. Rosenthal's service as a director of Palco.

Non-Employee Director Compensation

General

The non-employee directors of the Company received the following Board and committee fees for their 2006 Board service:

- A base annual fee of $40,000.
- An annual fee of $3,000 for each Board committee they chaired and $1,500 for each Board committee on which they served as a member.
- A fee of $1,500 for Board and committee meetings not held in conjunction with a regularly scheduled Board meeting.

Directors were also reimbursed for travel and other disbursements relating to Board and committee meetings. Some of the non-employee directors also served on the boards of certain subsidiaries that compensate such directors for their service. Any such compensation is reflected in column (g) of the Director Compensation Table above.

Deferred Compensation Program

All non-employee directors are eligible to participate in a deferred compensation program. Under this program, non-employee directors may defer all or part, in 25% increments, of the director's fees owed by the Company for his service in such capacity for any calendar year. The designated percentage of deferred fees are credited to a book account as of the date such fees would have been paid to the director and are deemed "invested" in two investment choices, again in 25% increments, of phantom shares of the Company's Common Stock and/or in an account bearing interest calculated using one-twelfth of the sum of the prime rate on the first day of each month plus 2%. Deferred director's fees, including all earnings credited to the book account, are paid in cash to the director or beneficiary as soon as practicable following the date the director ceases for any reason to be a member of the Board, either in a lump sum or in a specified number of annual installments not to exceed ten, at the director's election.

Non-Employee Director Stock Plan

Non-employee directors participate in the Non-Employee Director Stock Plan under which they are issued non-qualified stock options to purchase Common Stock (with tandem SARs starting in 2004). Options to purchase 500 common shares are issued to a new non-employee director on the day following the annual meeting of stockholders at which the director is first elected. Thereafter, such non-employee director receives 600 options the day following each subsequent annual meeting. The options are granted at the closing market price on the date of grant, have a ten-year term, and vest over four years (subject to certain accelerated vesting provisions in the event of the director's death or retirement). Up to 35,000 options may be granted under the Non-Employee Director Stock Plan. Expired, terminated and cancelled options may again be awarded under the plan.

AUDIT RELATED MATTERS

Independent Public Accountants

Deloitte & Touche LLP (**"Deloitte"**) has completed its audit of the Company's 2006 fiscal year financial statements. The Company also anticipates that Deloitte will conduct the audit of the fiscal year 2007 financial statements, although the Audit Committee has not yet commenced the selection process with respect to the 2007 audit. Representatives of Deloitte plan to attend the Annual Meeting and will be available to answer questions. Such representatives will also have an opportunity to make a statement at the Annual Meeting if they so desire.

Report of the Audit Committee

The following Report of the Audit Committee does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other Company filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent the Company specifically incorporates this Report by reference therein.

April 27, 2007
To the Board of Directors of MAXXAM Inc.:

In discharging its oversight responsibility as to the audit process, the Audit Committee obtained from Deloitte & Touche LLP, the Company's independent auditors, a formal written statement describing all relationships between the auditors and the Company that might bear on the auditors' independence consistent with Independence Standards Board Standard No. 1, "Independence Discussions with Audit Committees," as amended; discussed with the auditors any relationships that may impact their objectivity and independence; and satisfied itself as to the auditors' independence. The Audit Committee also discussed with management and the independent auditors the quality and adequacy of the Company's internal controls. The Audit Committee reviewed with the independent auditors their audit plans, audit scope and identification of audit risks.

The Audit Committee discussed and reviewed with Deloitte & Touche LLP all communications required by Rule 2-07 of SEC Regulation S-X and, with and without management present, discussed and reviewed the results of the independent auditors' examination of the financial statements. Deloitte & Touche LLP discussed with the Audit Committee various matters under applicable auditing standards, including information regarding the scope and results of the audit and other matters required to be communicated to the Audit Committee by Statement on Auditing Standards No. 61, as amended, "Communication with Audit Committees."

The Audit Committee reviewed with management and the independent auditors the quarterly reports on Form 10-Q of the Company for each of the three quarters in the nine-month period ended September 30, 2006 and the annual report on Form 10-K for the year ended December 31, 2006. Management has the responsibility for the preparation of the Company's financial statements, and the independent auditors have the responsibility for the examination of those statements. The Audit Committee discussed with Mr. C. Hurwitz and Ms. Madison, the Company's Chief Executive and Chief Financial Officers, their certifications of such reports.

Based on the above-mentioned reviews and discussions with management and the independent auditors, the Audit Committee recommended to the Board that the Company's audited financial statements be included in its Annual Report on Form 10-K for the year ended December 31, 2006, which subsequently was filed with the Securities and Exchange Commission.

Audit Committee of the Board of Directors
Michael J. Rosenthal, Chairman
Robert J. Cruikshank
Stanley D. Rosenberg

Principal Accounting Firm Fees

The following table sets forth the aggregate fees billed to the Company and its consolidated subsidiaries (excluding Kaiser) for professional services provided in 2005 and 2006 by Deloitte, the Company's independent auditor and principal accounting firm.

	Years Ended December 31,	
	2006	**2005**
Audit Fees[1]	$ 2,415,800	$ 2,369,600
Audit-Related Fees[2]	112,275	77,265
Tax Fees[3]	459,029	872,912
All Other Fees	–	–
Total	$ 2,987,104	$ 3,319,777

(The footnotes are set forth on the following page)

Consists of professional services rendered for the audit of the annual financial statements of the Company and certain subsidiaries and for the review of the quarterly financial statements of the Company and certain subsidiaries.

(2) Consists of fees for the audits of the benefit plans of the Company and certain subsidiaries.

(3) Consists of fees for tax planning and tax compliance services.

The Audit Committee has responsibility for appointing, setting compensation and overseeing the independence and work of the independent auditor. In recognition of this responsibility, the Audit Committee's Charter requires pre-approval by the Audit Committee of all audit and non-audit services to be furnished by the independent auditor to the Company and its subsidiaries. Pre-approval is waived in those instances permitted by applicable SEC regulation so long as the Audit Committee subsequently approves such services within any applicable deadline. None of the foregoing services were approved by the Audit Committee pursuant to the provisions of Section 2–01(c)(7)(i)(C) of SEC Regulation S-X.

CERTAIN TRANSACTIONS

Litigation Matters

USAT Matters

In December 1995, the United States Department of Treasury's Office of Thrift Supervision (the **"OTS"**) initiated a formal administrative proceeding (the *"OTS action"*) against the Company and others alleging, among other things, misconduct by the Company and certain of its affiliated persons (the **"Respondents"**) and others with respect to the failure of United Savings Association of Texas (the **"USAT"**). The OTS sought damages ranging from $326.6 million to $821.3 million under various theories. Following 110 days of proceedings before an administrative law judge during 1997-1999, and over two years of post-trial briefing, on September 12, 2001, the administrative law judge issued a recommended decision in favor of the Respondents on each claim made by the OTS. On October 17, 2002, the *OTS action* was settled for $0.2 million with no admission of wrongdoing on the part of the Respondents.

As a result of the dismissal of the *OTS action*, a related civil action, alleging damages in excess of $250 million, was subsequently dismissed. This action, entitled *Federal Deposit Insurance Corporation, as manager of the FSLIC Resolution Fund v. Charles E. Hurwitz* (the *"FDIC action"*), was originally filed by the Federal Deposit Insurance Corporation (the **"FDIC"**) in August 1995 against Mr. C. Hurwitz (Chairman and Chief Executive Officer of the Company).

In May 2000, the Respondents filed a counterclaim to the *FDIC action* in the U.S. District Court in Houston, Texas (No. H95-3956). In November 2002, the Respondents filed an amended counterclaim and an amended motion for sanctions (collectively, the **"Sanctions Motion"**). The Sanctions Motion states that the FDIC illegally paid the OTS to bring the *OTS action* against the Respondents and that the FDIC illegally sued for an improper purpose (i.e., in order to acquire timberlands held by a subsidiary of the Company). The Respondents are seeking as a sanction to be made whole for the attorneys' fees they have paid (plus interest) in connection with the *OTS* and *FDIC actions*. As of December 31, 2006, such fees were in excess of $40.9 million. On August 23, 2005, the District Court ruled on the Sanctions Motion, ordering the FDIC to pay the Respondents $72.3 million, a portion of which is accrued interest. The FDIC has appealed the District Court decision to the U.S. Fifth Circuit Court of Appeals. The U.S. District Court award has not been accrued as of December 31, 2006. There can be no assurance that the Company will ultimately collect all or any portion of this award.

Cook, Cave and Johnson lawsuits

In November 2002, similar actions entitled *Alan Cook, et al. v. Gary Clark, et al.* (No. DR020718) (the **"Cook action"**) and *Steve Cave, et al. v. Gary Clark, et al.* (No. DR0220719) (the **"Cave action"**) were filed in the Superior Court of Humboldt County, California. The defendants in these actions include the Company and certain of its subsidiaries, as well as certain affiliates such as Mr. C. Hurwitz. The *Cook action* alleges, among other things, that Palco's logging practices have contributed to an increase in flooding along Freshwater Creek (which runs through Palco's timberlands), resulting in personal injury and damages to the plaintiffs' properties. Plaintiffs further allege that in order to have timber harvest plans approved in the affected areas, the defendants engaged in certain unfair business practices. The plaintiffs seek, among other things, compensatory and exemplary damages, injunctive relief, and appointment of a receiver to ensure the watershed is restored. The *Cave action* contains similar allegations and requests similar relief with respect to the Elk River watershed (a portion of which is contained on

Palco's timberlands). In October 2005, an action entitled *Edyth Johnson, et. al v. Charles E. Hurwitz, an individual, MAXXAM Inc. et. al* (No. DR040720) was filed in Humboldt County Superior Court ("***Johnson action***") and contains allegations similar to the *Cave* and *Cook actions*. The defendants in the *Johnson action* include the Company and certain of its subsidiaries and Mr. C. Hurwitz.

On December 7, 2006, an action entitled *State of California ex rel. Richard Wilson and Chris Maranto v. MAXXAM Inc., et al.* (No. CGC-06-458528), was filed under seal in the Superior Court of California. The defendants include the Company and certain of its subsidiaries and Mr. C. Hurwitz. This action alleges violations of the California False Claims Act and is a *qui tam* action (an action brought by the state, but on the information and at the instigation of a private individual, who would receive a portion of any amount recovered). The suit alleges that the defendants made false claims by submitting to the California Department of Forestry a sustained yield plan misrepresenting as sustainable the projected harvest yields of the timberlands of Palco and Scopac. The remedies being sought are actual damages, treble damages and civil penalties of up to $10,000 for every violation of the California False Claims Act. The California Attorney General declined to participate in the case, and the seal was lifted on April 16, 2007. This means that the private individuals may proceed with the suit.

Indemnification of Directors and Officers
Certain present and former directors and officers of the Company are parties in certain of the actions described above. The Company's Amended and Restated By-Laws provide for indemnification of its officers and directors to the fullest extent permitted by Delaware law. The Company is obligated to advance defense costs to its officers and directors, subject to the individual's obligation to repay such amount if it is ultimately determined that the individual was not entitled to indemnification. In addition, the Company's indemnity obligation can under certain circumstances include amounts other than defense costs, including judgments and settlements.

Other Matters

The Company and certain of its subsidiaries share certain administrative and general expenses with Giddeon. Under these arrangements, Giddeon's obligation to the Company and its subsidiaries was approximately $17,656 for 2006. At December 31, 2006, Giddeon owed the Company $17,656 for certain general and administrative expenses, which amount was subsequently paid in March 2007.

On January 18, 2007, Palco and its five wholly owned subsidiaries, including Scopac, filed separate voluntary petitions for reorganization under Chapter 11 of the Bankruptcy Code. For further information, see Note 1 to the Company's Consolidated Financial Statements set forth in its 2006 Form 10-K. Mr. Levin served as a manager of Scopac from June 10, 1998 until just prior to its bankruptcy filing. In addition, he has been a director of Palco since February 16, 1993. Mr. Friedman has served as a manager of Scopac since October 6, 1999 and as a director of Palco since September 15, 1999. Mr. Rosenthal has been a director of Palco since June 16, 2005. Mr. Birkel has held the position of Secretary with both Palco and Scopac since May 1, 1997 and June 10, 1998, respectively.

Mr. Levin, a director of the Company, is a member of the law firm of Kramer Levin Naftalis & Frankel LLP, which provides legal services to the Company and certain of its subsidiaries and affiliates. During 2006, the fees paid by the Company and its subsidiaries and other affiliates to Mr. Levin's law firm constituted less than 1% of such firm's 2006 revenues.

MAXXAM 2002 OMNIBUS EMPLOYEE INCENTIVE PLAN

Section 1.   **Establishment, Purpose, and Legal Compliance.**

      1.1   <u>Establishment</u>. MAXXAM Inc., a Delaware corporation (the "Company"), hereby establishes the "MAXXAM 2002 OMNIBUS EMPLOYEE INCENTIVE PLAN" (the "Plan"). The Plan permits the grant of certain rights in respect of or measured by the value of the Stock of the Company, including stock options, stock appreciation rights, performance units, performance shares, restricted stock, or unrestricted stock, to certain officers and selected key employees of the Company and its subsidiaries.

      1.2   <u>Purpose</u>. The purpose of the Plan is to advance the interests of the Company, by encouraging and providing for the acquisition of equity interests (or rights measured by the market value of the equity) in the success of the Company by key employees, by providing additional incentives and motivation toward enhancing the long-term performance of the Company, and by enabling the Company to attract and retain the services of key employees upon whose judgment, interest, skills and special efforts the successful conduct of its operations is largely dependent.

      1.3   <u>Compliance Intention</u>. In formulating and adopting the Plan, in submitting it for approval of the stockholders of the Company and in the administration of the Plan, it is the intention of the Board of Directors of the Company that the Plan comply with the provisions of Rule 16b-3 promulgated under the Securities Exchange Act of 1934 or any successor rule (hereafter "Rule 16b-3") as it may apply to any Grantee, and that certain Awards may be structured so that they comply with Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"). It is also the intention of the Board that grants identified as "Incentive Stock Options" shall qualify for treatment as "incentive stock options" under the provisions of Section 422 of the Code.

Section 2.   **Definitions.**

      2.1   <u>Definitions of Certain Terms</u>. Whenever used herein, the following terms shall have the respective meanings set forth below unless the context clearly requires otherwise:

      (a)   "Award" means any Option, Stock Appreciation Right, Performance Unit, Performance Share, Restricted Stock, or Unrestricted Stock granted under this Plan. An Award may also be called a "Grant."

      (b)   "Board" means the Board of Directors of the Company.

      (c)   "Code" has the meaning assigned to such term in Section 1.3.

      (d)   "Committee means the committee of the Board designated to administer the Plan.

      (e)   "Common Stock" means the Common Stock, par value $0.50 per share, of the Company.

      (f)   "Company" means MAXXAM Inc., a Delaware corporation.

      (g)   "Consent" has the meaning assigned to such term in Section 19.3.

      (h)   "Disability" means disability as defined in the Company's pension plan for salaried employees.

      (i)   "Employee" means a regular full time salaried employee (including an officer or director who is also an employee other than a director who serves on the Committee) of the Company or a subsidiary (other than Kaiser Aluminum Corporation and its subsidiaries).

      (j)   "Fair Market Value" means the closing price of the Common Stock or Preferred Stock, as the case may be, as reported by the American Stock Exchange on a particular date. In the event that there are no transactions in such Stock on such date, the Fair Market Value shall be determined as of the immediately preceding date on which there were such transactions, provided that such date is not more than ten (10) business days preceding the applicable date. If there were no such transactions within such period or the Common Stock or Preferred Stock is not then trading on the American Stock Exchange, the Fair Market Value (or methodology for determining same from time to time) shall be determined by the Committee.

(k) "Grant" shall have the same meaning as "Award."

(l) "Grantee" means an individual who holds an Award that has not expired or been exercised or cancelled.

(m) "Incentive Stock Option" has the meaning set forth under the definition of "Option."

(n) "Option" means the right to purchase Stock at a stated price for a specified period of time. For purposes of the Plan an Option may be either (i) an "incentive stock option" within the meaning of Section 422 of the Code (herein called an "Incentive Stock Option") or (ii) a nonstatutory or non-qualified stock option.

(o) "Participant" shall have the same meaning as "Grantee."

(p) "Performance Unit" means a right to receive a payment related to the performance of the Company, as determined by the Committee.

(q) "Performance Share" means a right, related to the performance of the Company, to receive a payment equal to the value of a share of Stock, as determined by the Committee.

(r) "Period of Restriction" means the period during which shares of Restricted Stock are restricted pursuant to Section 10.2 or 10.3 of the Plan.

(s) "Plan" has the meaning set forth in Section 1.1.

(t) "Plan Action" has the meaning set forth in Section 19.2.

(u) "Plan Agreement" has the meaning set forth in Section 5.6.

(v) "Preferred Stock" has the meaning set forth under the definition of "Stock."

(w) "Restricted Stock" means Stock granted to a Participant pursuant to Section 10.1 of the Plan.

(x) "Retirement" (including "Early Retirement" and "Normal Retirement") means termination of employment for retirement under the terms of the Company's pension plan for salaried employees.

(y) "Rule 16b-3" has the meaning set forth in Section 1.3.

(z) "Stock" means the capital stock of the Company, consisting of the Common Stock and Class A $.05 Non Cumulative Participating Convertible Preferred Stock.

(aa) "Stock Appreciation Right" and "SAR" mean the right to receive a payment in respect of the appreciation on a stated number of shares of Stock, as more fully set forth in Section 8.

(bb) "Unrestricted Stock" means Stock sold or granted to a Participant which, although its resale may be subject to legal restrictions or reporting requirements, is free of any legend on its face and is not subject to transfer restrictions imposed by the Company.

Section 3.   Eligibility.

3.1   <u>Eligibility for Awards</u>. Grants or Awards under the Plan may be made to such Employees and directors of the Company and its subsidiaries and consultants to the Company and its subsidiaries as may be selected by the Committee in its sole discretion. Notwithstanding any other provision of the Plan, the Committee or the Board may delegate to one or more officers of the Company the authority to designate the individuals (other than any such officer), from among those eligible to receive awards under the Plan, who will receive an award and the size of such award, to the fullest extent permitted by Delaware law, provided that the Committee shall itself grant

Awards to those individuals whom it reasonably believes are (or may be) covered by Rule 16b-3 or Section 162(m) of the Code.

3.2   <u>No Right to Participate</u>. No Employee, regardless of position or responsibility, shall have any entitlement or right to cause any Award or Grant under this Plan to be made to such Employee. The making of an Award or Grant to an Employee under this Plan shall not entitle such Employee to any subsequent or additional Award or Grant.

Section 4.   Administration.

4.1   <u>Administration</u>. The Committee shall be responsible for the administration of the Plan. The Committee, by majority action thereof, is authorized to interpret the Plan, to prescribe, amend, and rescind rules and regulations relating to the Plan, to provide for conditions and assurances deemed necessary or advisable to protect the interests of the Company, and to make all other determinations necessary or advisable for the administration of the Plan, but only to the extent not contrary to the express provisions of the Plan (except that the Committee may correct any defect, supply any omission and reconcile any inconsistency in the Plan). Determinations, interpretations, or other actions made or taken by the Committee pursuant to the provisions of the Plan shall be final and binding and conclusive for all purposes and upon all persons whomsoever. The Board, from which the Committee derives its authority hereunder, may act as to any matter concerning the Plan, in the place of the Committee at any time.

4.2   <u>Committee Membership</u>. The Committee, either by designation by the Board or by abstention or recusal, shall consist solely of at least two members of the Board each of whom qualify as non-employee directors within the meaning of Rule 16b-3 and outside directors within the meaning of Section 162(m) of the Code. Notwithstanding the foregoing, the failure of the Committee to be so constituted shall not invalidate any grant hereunder.

4.3   <u>Non-Uniform Determinations</u>. The Committee's determinations under the Plan need not be uniform and may be made by it selectively among persons who receive, or are eligible to receive, Awards under the Plan (whether or not such persons are similarly situated). Without limiting the generality of the foregoing, the Committee shall be entitled, among other things, to make non-uniform and selective determinations, and to enter into non-uniform and selective Plan Agreements, as to (a) the persons to receive Awards under the Plan or (b) the terms and provisions of Awards under the Plan.

4.4   <u>Authority to Direct Issuance of Stock</u>. By its ratification of adoption of this Plan, the Board does authorize and direct the Committee to issue the Stock pursuant to the terms of such Grants and Awards as may be made under this Plan.

4.5   <u>Evidence of Committee Action</u>. Any action of the Committee may be taken by a writing signed by a majority of the Committee members. Any such written action shall be as effective as if taken at a meeting of the Committee by resolution duly adopted upon a vote of the Committee.

Section 5.   Stock Subject to Plan; Types and Nature of Awards.

5.1   <u>Maximum Grant Limitations</u>. The total number of shares of Stock subject to issuance in respect of Awards of any kind (including Incentive Stock Options) under the Plan may not exceed 700,000 shares of Common Stock and 70,000 shares of Preferred Stock, calculated in accordance with Section 5.3 and subject to adjustment upon occurrence of any of the events indicated in Section 5.4. The shares to be delivered under the Plan may consist, in whole or in part, of shares reserved for issuance under this Plan or authorized but unissued shares not reserved for any other purpose or Stock acquired by the Company for purposes of the Plan. The maximum number of shares of Common Stock for which Awards may be granted under this Plan to any one Participant during any calendar year period is 350,000, subject to adjustment in accordance with the provisions of Section 5.4 hereof. The maximum number of shares of Preferred Stock for which Awards may be granted under this Plan to any one Participant during any calendar year period is 70,000, subject to adjustment in accordance with the provisions of Section 5.4 hereof; provided that Awards made in respect of Preferred Stock may not at any time exceed 10% of Awards previously made in respect of Common Stock.

5.2   Minimum Pricing. No Award or Grant of any Option, SAR, share, unit, or other rights made pursuant to this Plan may establish a price for the Stock (including but not limited to an Option exercise price, a SAR appreciation base, or a valuation of the Stock for payout purposes) which is less than the par value of the Stock.

5.3   Lapsed Awards and Other Adjustments. Subject to the provisions of Section 5.1 above relating to individual limits, if any Award granted under the Plan terminates (other than by reason of exercise for Stock), expires or lapses for any reason, any shares subject to such Award again shall be available for the grant of an Award. In addition, any shares of Stock in respect of which an SAR or Performance Share is settled for cash, and any shares (however acquired) that are withheld, applied or deemed to be delivered as payment by a Grantee for the exercise of all or any portion of an Award or the payment of withholding of taxes related to such exercise shall become available for Awards (other than Incentive Stock Options) under the Plan.

5.4   Change in Capitalization. In the event of any change in the outstanding shares of Stock that occurs after ratification of the Plan by the stockholders of the Company by reason of a Stock dividend or split, recapitalization, merger, consolidation, combination, exchange of shares, or other similar corporate change, the number of shares of Stock available for issuance hereunder in the aggregate and subject to each outstanding Award the individual maximum set forth in Section 5.1, and the exercise or base price of each outstanding Award, shall be equitably adjusted (provided, however, that fractional shares shall be rounded to the nearest whole share) by the Committee as appropriate to reflect such changed capitalization. The Committee's determination shall be conclusive. In the event of any such adjustment in capitalization, the number and type of shares of Restricted Stock or Unrestricted Stock subject to Grants then outstanding under the Plan shall be subject to the same changes and adjustments, if any, as affect other holders of the Company's Stock.

5.5   Types of Awards Under Plan. Awards may be made under the Plan in the form of (a) Incentive Stock Options, (b) nonstatutory or nonqualified Stock Options, (c) Stock Appreciation Rights or SARs, (d) Performance Units or Performance Shares, (e) Restricted Stock, and (f) Unrestricted Stock.

5.6   Evidence of Awards. Each Award or Grant made under the Plan shall be evidenced by a writing ("Plan Agreement") in the form of an agreement with the Grantee which shall set forth the number of shares of Stock subject to the Award, the restrictions, vesting rate or schedule, exercise or base price, and such other conditions or terms of the Award as the Committee may in its sole discretion deem necessary or desirable. By acceptance of an Award, the Grantee thereby agrees to such terms and conditions and to the terms of this Plan thereto pertaining.

5.7   Nature of Payments. Any and all Grants or Awards and issuances of shares of Stock under the Plan shall be in consideration of services performed for the Company by the Grantee. All such Grants and issuances shall constitute a special incentive payment to the Grantee and shall not be taken into account in computing the amount of salary or compensation of the Grantee for the purpose of determining any benefits under any pension, retirement, supplemental retirement, bonus, life insurance or other benefit plan of the Company or under any agreement between the Company and the Grantee, unless such plan or agreement specifically provides otherwise.

5.8   Other Payments or Awards. Nothing contained in the Plan shall be deemed in any way to limit or restrict the Company from making any award or payment to any person under any other plan, arrangement or understanding, whether now existing or hereafter in effect.

5.9   Performance Based Awards. The Committee, in its discretion, may determine that it is desirable to grant an Award to an individual whose compensation may be subject to the deduction limits under Section 162(m) of the Code in a manner that satisfies the requirements for qualified performance-based compensation within the meaning of Section 162(m). In making such a grant the Committee shall establish performance measure(s) based upon one or more of the following on a corporate, divisional or other appropriate basis: (a) earnings per share, (b) net income (before or after taxes), (c) return measure (including but not limited to return on assets, revenue, equity or sales), (d) cash flow return on investments, (e) earnings before or after taxes, (f) measures of gross sales, gross revenues, or growth in sales or revenues, (g) share price, including but not limited to growth measures and total shareholder return, and (h) operating measures, including but not limited to operating margin and operating costs.

Section 6.   Effective Date and Plan Life.

6.1   <u>Effective Date and Effectiveness of Initial Grants</u>. The Plan was adopted by the Section 162(m) Compensation Committee of the Board on April 30, 2002 and ratified by the Board as of the same date, subject to approval by the Company's stockholders. All Awards made under the Plan prior to such approval are subject in their entirety to such approval. If stockholder approval is not obtained within one year from adoption by the Section 162(m) Compensation Committee of the Board, the Plan shall terminate on such date and no Awards shall be deemed to have been made under the Plan. In such event, to the extent provided in the applicable Plan Agreement an Award may be deemed to have been made as an ad hoc grant by the Board.

6.2   <u>Plan Life</u>. The Plan shall remain in effect, subject to the right of the Board to earlier terminate the Plan pursuant to Section 15 hereof, until March 31, 2012, and no Grant or Award hereunder may thereafter be made. Notwithstanding the termination of the Plan, all Awards made under the Plan prior to its termination shall remain in effect until such Awards shall have been exercised, satisfied or terminated in accordance with the terms and provisions of the Plan and the terms of such Awards as set forth in the applicable Plan Agreements evidencing the Awards.

Section 7.   Stock Options.

7.1   <u>Grant of Options</u>. Options may be granted to Participants at any time and from time to time as shall be determined by the Committee. The Committee shall have complete discretion in determining the number of Options granted to any Participant and the terms thereof, subject to the provisions of the Plan. The Committee may grant any type of Option to purchase Stock that is permitted by law at the time of grant. However, no Incentive Stock Options shall be granted to any person who owns, directly or indirectly, Stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company except as provided in Section 422(c)(5) of the Code. To the extent that the aggregate Fair Market Value (determined as of the time the Option is granted) of the Stock with respect to which Incentive Stock Options are first exercisable by any Employee during any calendar year shall exceed $100,000, or such higher amount as may be permitted from time to time under Section 422 of the Code, such options shall be treated as nonqualified stock options. Nothing in this Section 7 of the Plan shall be deemed to prevent the Grant of nonstatutory or non-qualified stock options in amounts which exceed the maximum established by Section 422 of the Code.

7.2   <u>Option Price</u>. No Incentive Stock Option shall be granted pursuant to the Plan at an option price that is less than the Fair Market Value of the Stock on the date the Incentive Stock Option is granted.

7.3   <u>Duration of Options</u>. Each Option shall expire at such time as the Committee shall determine at the time it is granted, provided, however, that no Incentive Stock Option shall be exercisable later than ten years from the date of grant.

7.4   <u>Exercise of Options</u>. Options granted under the Plan shall vest and become exercisable at such times and be subject to such restrictions and conditions as the Committee shall in each instance approve, which need not be the same for all Participants. However, unless a Plan Agreement specifies otherwise, no portion of any Option shall vest before the first anniversary of the date of grant. Each Option which is intended to qualify as an Incentive Stock Option shall comply with the applicable provisions of the Code pertaining to such Options.

7.5   <u>Payment</u>. Any written notice of exercise of an Option shall be accompanied by payment for the shares being purchased. Such payment shall be made: (a) by certified or official bank check (or the equivalent thereof acceptable to the Company) for the full option exercise price; or (b) with the consent of the Committee, by delivery of shares of Capital Stock acquired at least six months prior to the option exercise date and having a Fair Market Value (determined as of the exercise date) equal to all or part of the Option exercise price and a certified or official bank check (or the equivalent thereof acceptable to the Company) for any remaining portion of the full Option exercise price; or (c) at the discretion of the Committee and to the extent permitted by law, by such other provision, consistent with the terms of the Plan, as the Committee may from time to time prescribe. Shares of Stock owned through employee benefit plans of the Company may be used to make purchase payments if no adverse tax consequences to either the Company or such plans would result. The proceeds from payment of Option exercise prices shall be added to the general funds of the Company and shall be used for general corporate purposes.

7.6   Restrictions on Stock Transferability. In addition to the provisions of Section 18.1, the Committee may impose such restrictions on any shares of Stock acquired pursuant to the exercise of an Option under the Plan as it shall deem advisable, which may be in addition to any such restrictions required by law.

7.7   Termination of Employment. In the event the employment of a Participant is terminated for cause, as determined by the Committee in its discretion, any Option held by such Participant shall terminate immediately. In the event employment terminates for any other reason, the exercisability of any Option held by the Participant shall be governed by the applicable Plan Agreement, subject to the Committee's authority to amend such Agreement as set forth in Section 14.2. If an Incentive Stock Option is not exercised within the period prescribed in Section 422 of the Code, it shall be treated and honored by the Company as a nonstatutory stock option for the remainder of its allowable exercise period.

Section 8.   Stock Appreciation Rights.

8.1   Grant of Stock Appreciation Rights. Stock Appreciation Rights (or "SARs") may be granted to Participants at any time and from time to time as shall be determined by the Committee. The Committee shall have complete discretion in determining the number of SARs granted to any Participant and the terms thereof, subject to the provisions of the Plan. A SAR may be granted at the discretion of the Committee either in connection with or independently of a grant of Options, including in connection with previously awarded Options to which SARs did not relate at the time of grant. A SAR granted in connection with an Incentive Option shall satisfy the provisions of Section 422 of the Code.

8.2   Value of SARs. The Grantee of a SAR shall have the right, subject to the terms of the Plan and the applicable Plan Agreement, to receive from the Company an amount equal to (a) the excess of the Fair Market Value of a share of Stock on the date of exercise of the SAR over (b) the Fair Market Value of a share of Stock on the date of grant (or over the Option exercise price if the Stock Appreciation Right is granted in connection with an Option), multiplied by (c) the number of shares of Stock with respect to which the SAR is exercised. The Committee in its discretion shall determine whether payment upon exercise of a SAR will be made in cash or Stock, or in a combination thereof.

8.3   Effect of Exercise. Upon the exercise of a SAR granted in connection with an Option, the number of shares subject to the Option shall be reduced by the number of shares with respect to which the SAR is exercised. Upon the exercise of an Option in connection with which a SAR has been granted, the number of shares subject to the SAR shall be reduced by the number of shares with respect to which the Option is exercised.

8.4   Exercise of SARs. SARs granted in connection with Options may be exercised for all or part of the shares of Stock subject to the related Option. The SAR may be exercised only with respect to the shares of Stock for which its related Option is then exercisable. Option shares with respect to which the SAR shall have been exercised, shall not be deemed to have lapsed and may not be subject again to an Award under this Plan. SARs granted independent of Options may be exercised upon whatever terms and conditions the Committee, in its sole discretion, imposes upon each grant; provided, however, that no SAR may be exercisable wholly or in part before the first anniversary of the date of grant.

8.5   Limit on Appreciation. At the time of Grant, but not thereafter, the Committee may establish in its sole discretion, a maximum amount per share which will be payable upon exercise of a SAR.

8.6   Rule 16b-3 Requirements. Notwithstanding any other provision of the Plan, the Committee may impose such conditions on exercise of a SAR (including, without limitation, by limiting the time of exercise to specified periods) as may be required to satisfy any requirement, from time to time existing, of Rule 16b-3.

8.7   Termination of Employment. In the event the employment of a Participant is terminated for cause, as determined by the Committee in its discretion, any SAR held by such Participant shall terminate immediately. In the event employment terminates for any other reason (including retirement), the exercisability of any SAR held by the Participant shall be governed by the applicable Plan Agreement, subject to Section 8.4 and to the Committee's authority to amend such Agreement as set forth in Section 14.2.

Section 9.   Performance Units and Performance Shares.

9.1   Grant of Performance Units or Performance Shares. Performance Units or Performance Shares may be granted to Participants at any time and from time to time as shall be determined by the Committee. The Committee shall have complete discretion in determining the number of Performance Units or Performance Shares granted to any Participant and the terms thereof, subject to the provisions of the Plan.

9.2   Value of Performance Units and Performance Shares. Each Performance Unit shall have such initial value, if any, as may be specified by the Committee at the time the grant is made and each Performance Share initially shall represent one share of Stock or such other unit or value provided by the Committee at the time the Performance Share is awarded. The Committee shall set performance goals in its discretion which, depending on the extent to which they are met, will determine the ultimate value of the Performance Unit or Performance Share to the Participant. The time period during which the performance goals must be met shall be called a performance period, and also is to be determined by the Committee. After a performance period has ended, the holder of a Performance Unit or Performance Share shall be entitled to receive the value thereof as determined by the extent to which such performance goals have been met.

9.3   Form and Timing of Payment. Payment pursuant to Section 9.2 shall be in cash, Stock (restricted or unrestricted), or a combination thereof as determined by the Committee. Payment may be made in a lump sum or installments as prescribed by the Committee at the time of grant. If any payment is to be made on a deferred basis, the Committee may provide for the accrual of dividend equivalents or interest during the deferral period.

9.4   Termination of Employment. In the event the employment of a Participant is terminated for cause, as determined by the Committee in its discretion, any Performance Unit or Performance Share held by such Participant shall terminate immediately. In the event employment terminates for any other reason, the exercisability of any Performance Unit or Performance Share held by the Participant shall be governed by the applicable Plan Agreement, subject to the Committee's authority to amend such Agreement as set forth in Section 14.2.

Section 10.   Restricted Stock.

10.1   Grant of Restricted Stock. The Committee, at any time and from time to time, may grant shares of Restricted Stock under the Plan to such Participants and in such amounts as it shall determine. The Committee shall have complete discretion in determining the number of such shares granted to any Participant and the terms of such Grant, subject to the provisions of the Plan. In the event that the shares granted are newly issued, the Participant shall pay to the Company an amount no less than the par value thereof.

10.2   Transferability. The shares of Restricted Stock granted hereunder may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated prior to the passage of such period of time, or the satisfaction of such conditions, as may be specified by the Committee in its sole discretion and set forth in the applicable Plan Agreement.

10.3   Other Restrictions. The Committee may impose such other restrictions on any shares of Restricted Stock granted pursuant to the Plan as it may deem advisable including, without limitation, restrictions intended to comply with applicable Federal or state securities law, and may legend the certificates representing Restricted Stock to give appropriate notice of such restrictions. Unless the Committee shall otherwise determine, any certificate evidencing shares of Restricted Stock shall be held by the Company until such shares are free of all restrictions specified in the applicable Plan Agreement.

10.4   Rights of Grantee. A Grantee of Restricted Stock shall have the rights of a stockholder with respect thereto, subject to the nontransferability and forfeiture provisions set forth in the applicable Plan Agreement; provided, however, that any ordinary dividends which become payable during the Period of Restriction shall be paid to the Company.

10.5   Termination of Employment. In the event the employment of a Participant is terminated for cause, as determined by the Committee in its discretion, any shares of Restricted Stock held by such Participant shall be forfeited and returned to the Company immediately. In the event employment terminates for any other reason, the vesting of shares of Restricted Stock held by the Participant shall be governed by the applicable Plan Agreement, subject to the Committee's authority to amend such Plan Agreement as set forth in Section 14.2. Upon the forfeiture of any Restricted Shares other than for termination for cause, the Company shall repay to the Participant any amount paid for such shares.

Section 11.   Unrestricted Stock.

11.1   Grant of Unrestricted Stock. The Committee may grant (either directly, as a payout medium for other rights granted under the Plan or in exchange for other rights relinquished by a Participant) shares of Stock free of restrictions under the Plan, to such Participants and in such amounts as the Committee shall determine in its sole discretion. In the event that the shares granted are newly issued, the Participant shall pay to the Company an amount no less than the par value thereof.

Section 12.   Beneficiary Designation.

12.1   Beneficiary Designation. Each Participant under the Plan may name, from time to time, any beneficiary or beneficiaries (who may be named contingently or successively) to whom any benefit under the Plan is to be paid in case of his/her death before he/she receives any or all of such benefit. Each designation will revoke all prior designations by the same Participant, shall be in a form prescribed by the Committee, and will be effective only when filed by the Participant in writing with the Company during his/her lifetime. In the absence of any such designation, benefits remaining unpaid at the Participant's death shall be paid to his/her estate.

Section 13.   Rights of Employees.

13.1   Employment. Nothing in the Plan shall interfere with or limit in any way the right of the Company to terminate any Participant's employment at any time, nor confer upon any Participant any right to continue in the employ of the Company.

Section 14.   Amendment, Modification, and Termination of Plan.

14.1   Amendment, Modification, and Termination of Plan. The Board at any time may suspend, discontinue or terminate, and from time to time may amend, revise or modify the Plan. 14.2 Amendment of Plan Agreements. The Committee may amend any outstanding Plan Agreement, including, without limitation, by amendment which would (a) accelerate the time or times at which an Award becomes unrestricted or may be exercised, or (b) waive or amend any goals, restrictions or conditions set forth in the Plan Agreement, or (c) extend the scheduled expiration date of the Award.

14.3   Rights of Grantees. No amendment, revision, modification, suspension, discontinuance or termination of the Plan shall in any manner adversely affect any Award theretofore granted under the Plan, without the consent of the Grantee.

Section 15.   Tax Withholding.

15.1   Tax Withholding. The Company shall have the power to withhold from an Award or from any other payment otherwise due the Grantee, or to require a Participant to remit to the Company, an amount sufficient to satisfy Federal, state, and local withholding tax requirements on any Award under the Plan. To the extent permissible under applicable tax, securities, and other laws, the Committee may, in its sole discretion, permit the Participant to satisfy a tax withholding requirement by directing the Company to apply shares of Stock to which the Participant is entitled pursuant to an Award. The Committee may impose such conditions on such withholding (including, without limitation, by limiting the time of exercise to specific periods) as may be necessary to satisfy the requirements of Rule 16b-3.

Section 16.   Required Notifications by Grantee.

16.1   Notification by Grantee of Election Under Section 83(b) of the Code. If any Grantee shall, in connection with an Award, make an election permitted under Section 83(b) of the Code (i.e., an election to include in gross income in the year of transfer the amounts specified in Section 83(b) of the Code), such Grantee shall notify the Company of such election within 10 days of filing such election with the Internal Revenue Service, in addition to any filing and notification required pursuant to regulations issued under the authority of Code Section 83.

16.2   Notification by Grantee Upon Disqualifying Disposition Prior to Expiration of Holding Periods Under Section 421(b) of the Code. Each Plan Agreement with respect to an Incentive Stock Option shall require the Grantee to notify the Company of any disposition of shares of Common Stock issued pursuant to the exercise of such Option under the circumstances described in Section 421(b) of the Code (relating to certain disqualifying dispositions of shares acquired by exercise of the Option before expiration of the applicable holding periods), within 10 days of such disposition.

Section 17.   Indemnification.

17.1   Indemnification. Each person who is or shall have been a member of the Committee or of the Board shall be indemnified and held harmless by the Company against and from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by him/her in connection with or resulting from any claim, action, suit, or proceeding to which he/she may be a party or in which he/she may be involved by reason of any action taken or failure to act under the Plan and against and from any and all amounts paid by him/her in settlement thereof, with the Company's approval, or paid by him/her in satisfaction of any judgment in any such action, suit, or proceeding against him/her, provided he/she shall give the Company an opportunity, at its own expense, to handle and defend the same before he/she undertakes to handle and defend it on his/her own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled under the Company's Articles of Incorporation or Bylaws, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

Section 18.   Nonassignability.

18.1   Nonassignability. To the extent necessary to comply with Rule 16b-3 and with Section 422 of the Code, no Award or right granted to any person under the Plan or under any Plan Agreement shall be assignable or transferable other than by will or by the laws of descent and distribution. All rights granted under the Plan or any Plan Agreement shall be exercisable during the life of the Grantee only by the Grantee or the Grantee's legal representative.

Section 19.   Requirements of Law; Consents.

19.1   Requirements of Law. The granting of Awards and the issuance of shares of Stock upon the exercise of an Option shall be subject to all applicable laws, rules, and regulations, such approvals by any governmental agencies or national securities exchanges as may be required.

19.2   Consents to Plan Actions. If the Committee shall at any time determine that any Consent (as hereinafter defined) is necessary or desirable as a condition of, or in connection with, the granting of any Award under the Plan, the issuance or purchase of shares or other rights thereunder, or the taking of any other action thereunder (each such action being hereinafter referred to as a "Plan Action"), then such Plan Action shall not be taken, in whole or in part, unless and until such Consent shall have been effected or obtained to the full satisfaction of the Committee.

19.3   Nature of Consents. The term "Consent" as used herein with respect to any Plan Action means (a) any and all listings, registrations or qualifications in respect thereof upon any securities exchange or under any Federal, state or local law, rule or regulation, (b) any and all written agreements and representations by the Grantee with respect to the disposition of shares, or with respect to any other matter, which the Committee shall deem necessary or desirable to comply with the terms of any such listing, registration or qualification or to obtain an exemption from the requirement that any such listing, qualification or registration be made and , (c) any and all consents, clearances and approvals in respect of a Plan action by any governmental or other regulatory bodies.

19.4   Governing Law. The Plan, and all agreements hereunder, shall be construed in accordance with and governed by the internal laws of the State of Texas.

MAXXAM INC.

**CHARTER OF THE
AUDIT COMMITTEE OF THE BOARD OF DIRECTORS**

I.   Audit Committee Purpose

The Audit Committee (the "Committee") of MAXXAM Inc. (the "Corporation") is appointed by the Board of Directors (the "Board") to aid the Board in fulfilling its oversight responsibilities. The Committee's primary duties and responsibilities are to:

- Serve as an independent and objective party to oversee the integrity of the Corporation's accounting and financial reporting processes and internal control system, including the Corporation's systems of internal controls regarding finance and accounting, that management and the Board have established. Consistent with this function, the Committee should encourage continuous improvement of, and should foster adherence to, the Corporation's policies, procedures and practices at all levels.

- Review and appraise the independence and performance of the Corporation's independent accountants and the performance of the Corporation's internal auditing department or other body performing that function on behalf of the Corporation (the "Internal Audit Group").

- Provide an open avenue of communication among senior management, the independent accountants, the Internal Audit Group, and, as necessary, the Board.

The purpose of this Charter is to outline the duties and responsibilities of the Committee. Neither the existence nor the provisions of this Charter may be relied upon by any person as a basis for asserting any liability against anyone serving as a member of the Committee at any time or against any person or entity providing services to or on behalf of the Committee.

The Committee shall have the authority to engage independent counsel and other advisers as it determines necessary to carry out its duties. The Committee shall also have, and the Board by ratification of this Charter grants to the Committee, the appropriate funding, as determined by the Committee, in its capacity as a committee of the Board, for payment of (a) compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation or any of its subsidiaries, (b) compensation to any advisers employed by the Committee, and (c) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

II.   Audit Committee Composition and Meetings

The size and composition of the Committee and the qualification of its members shall meet the requirements of all laws, rules and regulations, including those of any exchange on which the Corporation's securities are listed (i.e. on such matters as having an Audit Committee Financial Expert and having members who satisfy requisite independence and financial literacy standards). Committee members may enhance their familiarity with finance and accounting by participating in educational programs conducted by the Corporation, an outside consultant or other third party.

The members of the Committee shall be elected by the Board annually (by written consent or at a regular or special meeting of the Board). The Chairman of the Committee shall be selected in accordance with the procedures established in the Corporation's By-laws.

The Committee shall meet at least four times annually, on a quarterly basis, and shall meet more frequently if circumstances dictate. In addition, the Committee (or at least its Chairman) shall meet with management and the independent accountants quarterly to review the Corporation's financial statements, consistent with

Section III.3. below. As part of its duty to foster open communication, the Committee shall meet as it deems necessary with management, including the chief financial, legal and accounting officers, with the director of the Internal Audit Group, and with the independent accountants in separate executive sessions to discuss any matters that the Committee or any of these persons or groups believe should be discussed privately.

III.   Committee Responsibilities and Duties

General

1.   Review and reassess the adequacy of this Charter at least annually and update it as conditions dictate. Submit this Charter to the Board for approval whenever the Committee recommends any changes, but (whether or not changes are recommended) at least annually. Have the Corporation publish this Charter and provide any requisite certification in accordance with any applicable Securities and Exchange Commission, stock exchange or other requirements.

2.   Establish regular and separate systems of reporting to the Committee by each of management and the independent accountants regarding any significant judgments made in management's preparation of the financial statements and the view of each as to appropriateness of such judgments.

3.   Review with financial management and the independent accountants the Corporation's annual and quarterly financial statements prior to their issuance. The Committee may designate the Chairman to represent the entire Committee for purposes of the review of the quarterly (other than year-end) financial statements.

4.   Consider and approve, if appropriate, major changes to the Corporation's auditing, accounting, and internal control principles and practices as suggested by management, the independent accountants, or the Internal Audit Group, and subsequently review with such persons, as appropriate, the extent to which such changes have been implemented.

Independent Accountants

5.   Advise the independent accountants that: (a) they are directly accountable to the Committee, as representatives of the Corporation's shareholders; and (b) the Committee has sole authority and responsibility to select, evaluate, and, where appropriate, replace the independent accountants.

6.   Confer with the independent accountants concerning the scope of their examinations of the books and records of the Corporation and its subsidiaries; review and approve the independent accountants' annual engagement letter; direct the attention of the independent accountants to specific matters or areas deemed by the Committee to be of special significance; and authorize the independent accountants to perform such supplemental reviews or audits as the Committee may deem desirable.

7.   Approve the fees and other compensation to be paid to the independent accountants taking into account all appropriate factors, including the range and cost of audit and non-audit services performed by the independent accountants.

8.   The Committee shall pre-approve all audit and non-audit services to be furnished by the independent accountants to the Corporation or its subsidiaries; provided that (a) the Chairman (or, in the absence of the Chairman, another Committee member) may pre-approve such services on an emergency basis so long as the Committee subsequently ratifies this action, and (b) pre-approval is waived in those instances permitted by applicable SEC regulation so long as the Committee subsequently approves such services within any applicable deadline. The Committee may not approve the performance by the independent accountants of any non-audit services listed under Section 201(a) of the Sarbanes-Oxley Act of 2002 ("S-Ox Act") or Section (c)(4) of Rule 2-01 of SEC Regulation S-X ("Rule 2-01"). In assessing whether other non-audit services may be

performed, the Committee shall focus on whether such services would be consistent with the provisions of Rule 2-01.

9. At least annually, review with management and the independent accountants any significant risks and exposures to the Corporation and its subsidiaries and the steps that management has taken to monitor and control such risks and exposures.

10. Review with management and the independent accountants the audit activities and significant audit findings of the independent accountants.

11. At least annually, consult with the independent accountants out of the presence of management about internal controls and the quality and appropriateness of the Corporation's accounting principles as applied in its financial statements.

12. On an annual basis, prior to the issuance of the independent accountants' opinion on the Corporation's financial statements, the Committee shall (a) receive from the independent accountants the report required by Rule 2-07 of SEC Regulation S-X (critical accounting policies and practices to be used, alternative GAAP treatments which have been discussed with management, and material written communications between the firm and management), and (b) obtain a formal written statement from the independent accountants delineating all relationships between the independent accountants and the Corporation consistent with Independence Standards Board Standard 1 "Independence Discussions with Audit Committees." The Committee shall review the statement and actively engage in a dialogue with the independent accountants with respect to any disclosed relationships or services that may impact the objectivity and independence of the accountants. The Committee shall take appropriate action to monitor and oversee the independence of the independent accountants.

13. Following completion of the annual audit, (a) review separately with each of management and the independent accountants any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information, and (b) review any significant disagreement among management and the independent accountants or the Internal Audit Group.

14. At least annually, inquire of management and the independent accountants as to whether they are aware of any consultations with other independent accountants regarding accounting and auditing matters that would have a material effect on the Corporation's financial statements.

15. The Committee shall monitor and review the performance of the independent accountants.

Internal Audit Group

16. Confer with the Internal Audit Group concerning the focus of the work to be performed during the year.

17. Direct the special attention of the Internal Audit Group to specific matters or areas deemed by the Committee to be of special significance, and authorize the Internal Audit Group to perform such supplemental reviews or audits as the Committee may deem desirable.

18. Review an executive summary of the internal reports to management prepared by the Internal Audit Group and management's response.

19. Review and appraise the performance of the Corporation's Internal Audit Group.

Other Responsibilities

20. The Committee shall review and reassess, at least annually, the procedures for (a) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters, and (b) the confidential anonymous submission by

employees regarding questionable accounting or auditing matters, as required by the S-Ox Act. The Committee shall update such procedures as conditions dictate.

21. Review and oversee any Item 404 Related Party Transactions. The term "Item 404 Related Party Transactions" means transactions and relationships required to be disclosed by the Corporation pursuant to Item 404 of SEC Regulation S-K (i.e certain transactions/relationships over specified threshold amounts involving the Corporation or one of its subsidiaries and a director, director nominee, executive officer, or 5% security holder of the Company, or members of their immediate family and certain related business and other entities).

22. Perform any other activities consistent with this Charter, the Corporation's By-laws and governing law, as the Committee or the Board deems necessary or appropriate.

23. Report to the Board periodically, but at least annually, concerning the activities of the Committee.

Pre-Registration Request

If you plan to attend the MAXXAM Inc. Annual Meeting of Stockholders at 8:30 a.m., Houston time, on Wednesday, May 30, 2007, at Four Oaks Place, First Floor Auditorium, Houston, Texas, you may use this form to pre-register and expedite your admission to the meeting. Should you pre-register, you will only need to supply proof of identification (containing a photograph) to enter the meeting. If you hold your shares of record, please complete and return this form in order to pre-register. If you hold your shares through your broker, bank or other nominee, please complete and return this form accompanied by your brokerage or similar statement (demonstrating that you owned shares of Capital Stock as of the close of business on April 6, 2007). By pre-registering and furnishing proof of identification you will be able to gain admittance to the meeting. You will still need to follow the rules and procedures set forth in the Proxy Statement and at the Annual Meeting in order to vote your shares.

Please return this pre-registration form, together with proof of Capital Stock ownership as of the Record Date, if necessary, by facsimile to (877) 267-3702 before 5:00 p.m., Houston time, on May 25, 2007.

(   )   I plan to attend   *OR*   (   )   I will send my proxy to attend the Company's Annual Meeting of Stockholders on May 30, 2007.

Please print your response to the following:

Name:

Proxy's Name (if applicable):

Street:

City:

State: ZIP Code:

Daytime Telephone Number (including area code):

 Printed on recycled paper.

MAXXAM SAVINGS PLAN
MAXXAM INC.

TO ALL PARTICIPANTS:

A proxy statement setting forth the business to be transacted at the Annual Meeting of Stockholders of MAXXAM Inc. to be held on May 30, 2007 is enclosed.

As a participant in the MAXXAM Savings Plan (the "Plan"), you can give the Trustee confidential instructions as to how you wish to vote the Common Stock of MAXXAM Inc. credited or contingently credited to your account. Through use of this Voting Instruction Form, you are entitled to one vote for each full share of such Common Stock credited to your account as of April 6, 2007. For your information, such shares cannot be voted at the meeting by individual employees because the shares are registered on our stock records in the Trustee's name.

Please exercise your voting rights by indicating your instructions, dating, signing, detaching and sending the Voting Instruction Form to the Trustee under the Plan, using the enclosed envelope.

In order that the Trustee may carry out your instructions, it must receive this information by May 24, 2007. If no instructions are received by that date, the Trustee will not vote your stock.

Those of you who own MAXXAM Inc. Common Stock outside of the Plan will, of course, receive separate proxies for those shares, which may be returned in the usual manner.

Very truly yours,

MAXXAM INC.

Shawn M. Hurwitz, Chairman
MAXXAM Inc. Savings Plan Investment Committee

M. Emily Madison, Chairman
MAXXAM Inc. Employee Benefits Committee

MAXXAM INC.
Confidential Voting Instructions

These confidential voting instructions are to Fidelity Management Trust Company, as Trustee for the MAXXAM Savings Plan (the "Plan"), and are solicited on behalf of the Board of Directors for the Annual Meeting of Stockholders of MAXXAM Inc. to be held on May 30, 2007.

The undersigned, as a participant of the Plan, hereby directs the Trustee to vote (in person or by proxy) the number of shares of MAXXAM Inc. Common Stock credited to the undersigned's account under the Plan at the Annual Meeting of Stockholders to be held on May 30, 2007, and at any adjournment(s) or postponement(s) thereof, upon all subjects that may properly come before the meeting, including the matters described in the proxy statement furnished herewith, subject to any directions indicated on the reverse side of the card. In the Trustee's discretion, it may vote upon such other matters as may properly come before the meeting.

(Continued and signature required on reverse side)

ANNUAL MEETING OF STOCKHOLDERS OF

MAXXAM INC.

May 30, 2007

Confidential Voting Instructions

Please date, sign and mail your proxy card in the envelope provided as soon as possible.

▼ Please detach along perforated line and mail in the envelope provided. ▼

■ 20430000000000000000 8   053007

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ALL NOMINEES FOR ELECTION AS DIRECTORS AND "FOR" PROPOSAL 2.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1. ELECTION OF DIRECTORS

NOMINEES:

	FOR ALL NOMINEES	○ Robert J. Cruikshank	(for term expiring in 2008)
		○ Stanley D. Rosenberg	(for term expiring in 2008)
	WITHHOLD AUTHORITY FOR ALL NOMINEES	○ Michael J. Rosenthal	(for term expiring in 2008)
		○ Shawn M. Hurwitz	(for term expiring in 2010)
	FOR ALL EXCEPT (See instructions below)		

INSTRUCTION: To withhold authority to vote for any individual nominee(s), mark "**FOR ALL EXCEPT**" and fill in the circle next to each nominee you wish to withhold, as shown here: ●

To change the address on your account, please check the box at right and indicate your new address in the space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

	FOR	AGAINST	ABSTAIN
2. Proposal to re-approve the MAXXAM 2002 Omnibus Employee Incentive Plan.	☐	☐	☐

3. In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting or any adjournments or postponements thereof, hereby revoking any proxy or proxies heretofore given by the undersigned.

Your vote is confidential. The Trustee is directed to vote as specified hereon. If no directions are given, or if this form is not signed and returned, your shares will not be voted. You cannot vote your shares in person at the Annual Meeting; the Trustee is the only one who can vote your shares.

ALTHOUGH THE TRUSTEE TAKES NO STAND, MAXXAM'S BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ALL NOMINEES INDICATED HEREON AND "FOR" RE-APPROVAL OF THE INDICATED PLAN.

Signature of Stockholder _____ Date: _____ Signature of Stockholder _____ Date: _____

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.




MAXXAM INC.

1330 POST OAK BOULEVARD, SUITE 2000
HOUSTON, TEXAS 77056

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


The undersigned hereby appoints Bernard L. Birkel, J. Kent Friedman and M. Emily Madison as proxies (each with power to act alone and with power of substitution) to vote as designated below, all shares of Common Stock the undersigned is entitled to vote at the Annual Meeting of Stockholders of MAXXAM Inc. to be held on May 30, 2007, and at any adjournments or postponements thereof.

WHEN PROPERLY EXECUTED, THIS PROXY WILL BE VOTED AS DESIGNATED BY THE UNDERSIGNED. IF NO CHOICE IS SPECIFIED, THE PROXY WILL BE VOTED "FOR" THE ELECTION OF THE NOMINEES TO THE BOARD OF DIRECTORS INDICATED ON THE REVERSE AND "FOR" RE-APPROVAL OF THE INDICATED PLAN.


(Continued and to be signed on the reverse side)


14475

ANNUAL MEETING OF STOCKHOLDERS OF

MAXXAM INC.

May 30, 2007

Common Stock

Please date, sign and mail your proxy card in the envelope provided as soon as possible.

▼ Please detach along perforated line and mail in the envelope provided. ▼

■ 20430000000000000000 8   053007

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ALL NOMINEES FOR ELECTION AS DIRECTORS AND "FOR" PROPOSAL 2.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1. ELECTION OF DIRECTORS

☐ FOR ALL NOMINEES

☐ WITHHOLD AUTHORITY
FOR ALL NOMINEES

☐ FOR ALL EXCEPT
(See instructions below)

NOMINEES:
○ Robert J. Cruikshank   (for term expiring in 2008)
○ Stanley D. Rosenberg   (for term expiring in 2008)
○ Michael J. Rosenthal   (for term expiring in 2008)
○ Shawn M. Hurwitz   (for term expiring in 2010)

INSTRUCTION: To withhold authority to vote for any individual nominee(s), mark **"FOR ALL EXCEPT"** and fill in the circle next to each nominee you wish to withhold, as shown here: ●

To change the address on your account, please check the box at right and indicate your new address in the space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

	FOR	AGAINST	ABSTAIN
2. Proposal to re-approve the MAXXAM 2002 Omnibus Employee Incentive Plan.	☐	☐	☐

3. In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting or any adjournments or postponements thereof, hereby revoking any proxy or proxies heretofore given by the undersigned.

PLEASE COMPLETE, SIGN, DATE AND RETURN THE PROXY CARD PROMPTLY, USING THE ENCLOSED ENVELOPE.

Signature of Stockholder _____ Date: _____ Signature of Stockholder _____ Date: _____

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

0 ◼

MAXXAM INC.

1330 POST OAK BOULEVARD, SUITE 2000
HOUSTON, TEXAS 77056
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Bernard L. Birkel, J. Kent Friedman and M. Emily Madison as proxies (each with power to act alone and with power of substitution) to vote as designated below, all shares of Preferred Stock the undersigned is entitled to vote at the Annual Meeting of Stockholders of MAXXAM Inc. to be held on May 30, 2007, and at any adjournments or postponements thereof.

WHEN PROPERLY EXECUTED, THIS PROXY WILL BE VOTED AS DESIGNATED BY THE UNDERSIGNED. IF NO CHOICE IS SPECIFIED, THE PROXY WILL BE VOTED "FOR" THE ELECTION OF THE NOMINEES TO THE BOARD OF DIRECTORS INDICATED ON THE REVERSE AND "FOR" RE-APPROVAL OF THE INDICATED PLAN.

(Continued and to be signed on the reverse side)

◼   14475 ◼

ANNUAL MEETING OF STOCKHOLDERS OF

MAXXAM INC.

May 30, 2007

Preferred Stock

Please date, sign and mail your proxy card in the envelope provided as soon as possible.

▼ Please detach along perforated line and mail in the envelope provided. ▼

■ 10030000000000000000 3   053007

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF THE NOMINEE AS DIRECTOR AND "FOR" PROPOSAL 2.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1. ELECTION OF DIRECTOR

☐ FOR THE NOMINEE

NOMINEE:
○ Shawn M. Hurwitz   (for term expiring in 2010)

☐ WITHHOLD AUTHORITY
FOR THE NOMINEE

2. Proposal to re-approve the MAXXAM 2002 Omnibus Employee Incentive Plan.   FOR ☐ AGAINST ☐ ABSTAIN ☐

3. In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting or any adjournments or postponements thereof, hereby revoking any proxy or proxies heretofore given by the undersigned.

PLEASE COMPLETE, SIGN, DATE AND RETURN THE PROXY CARD PROMPTLY, USING THE ENCLOSED ENVELOPE.

To change the address on your account, please check the box at right and indicate your new address in the space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.   ☐

Signature of Stockholder	Date:	Signature of Stockholder	Date:

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.